NO ACT

10
12-31-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09035305

Received SEC
FEB 2 2 2009
Washington, DC 20549

February 22, 2009

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-22-09

Re: Time Warner Inc.
Incoming letter dated December 31, 2008

Dear Ms. Goodman:

This is in response to your letters dated December 31, 2008, January 9, 2009, and February 17, 2009 concerning the shareholder proposal submitted to Time Warner by the Congregation of the Sisters of Charity of the Incarnate Word, Houston, Texas; the Community of the Sisters of St. Dominic of Caldwell, New Jersey; Mercy Investment Program; the Sisters of Mercy, Regional Community of Detroit Charitable Trust; and the Ursuline Sisters of Tildonk, U.S. Province. We also have received a letter on the proponents' behalf dated January 31, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

February 22, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Time Warner Inc.
Incoming letter dated December 31, 2008

The proposal requests the board to adopt a policy that shareholders be given the opportunity at each annual meeting to vote on an advisory resolution to ratify the compensation of the named executive officers set forth in the Summary Compensation Table of the company's proxy statement.

We are unable to concur in your view that Time Warner may exclude the proposal under rule 14a-8(i)(11). It appears that the other proposal previously submitted by another proponent may not be included in Time Warner's 2009 proxy materials. Accordingly, we do not believe that Time Warner may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Damon Colbert
Attorney-Adviser

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
agoodman@gibsondunn.com

February 17, 2009

Direct Dial
(202) 955-8653

Fax No.
(202) 530-9677

Client No.
C 92415-00001

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Time Warner Inc.; Second Supplemental Letter Regarding Stockholder Proposal of the Congregation of the Sisters of Charity of the Incarnate Word, The Community of the Sisters of St. Dominic of Caldwell New Jersey et al.*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

On January 9, 2009, we submitted a supplemental letter (the "Supplemental Letter") on behalf of our client, Time Warner Inc. (the "Company"), notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Company intended to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Stockholders (collectively, the "2009 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof submitted by the Congregation of the Sisters of Charity of the Incarnate Word, The Community of the Sisters of St. Dominic of Caldwell New Jersey, Mercy Investment Program, the Sisters of Mercy, Regional Community of Detroit Charitable Trust and the Ursuline Sisters of Tildonk, U.S. Province (the "Co-Proponents"). For the reasons discussed therein, the Supplemental Letter withdrew the arguments set forth in a no-action request previously submitted to the Commission on December 31, 2008 and notified the Commission of the basis on which the Company sought to omit the Proposal.

The Supplemental Letter indicated our belief that the Proposal could be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(11) because the Proposal is substantially duplicative of a stockholder proposal submitted by John Chevedden purportedly under the name of Mark Filiberto as general partner of Palm Garden Partners LP as his nominal proponent (the "Prior Proposal").

On January 31, 2009, the Co-Proponents' counsel submitted a letter to the Staff responding to the Supplemental Letter (the "Response Letter"). The Response Letter argues, among other things, that: (1) the Proposal is not substantially duplicative of the Prior Proposal because the two proposals do not have the same principal thrust or focus; (2) the Company inappropriately relies on the supporting statement in arguing that the Proposal is substantially duplicative of the Prior Proposal; and (3) the Company received the Prior Proposal after it received the Proposal and, therefore, Rule 14a-8(i)(11) is not available. We write supplementally to respond to each of these assertions.

First, the Response Letter argues that the Proposal is not substantially duplicative of the Prior Proposal because the two proposals do not have the same principal thrust or focus. In making this argument, the Response Letter appears to take the position that Rule 14a-8(i)(11) is only applicable when "the underlying topic and concern" of two proposals are "identical." *See* Response Letter at 4. The Response Letter attempts to distinguish no-action letters cited in the Supplemental Letter on the grounds that the proposals involved in these no-action letters "dealt with exactly the same topic." *See id.* at 3. The Response Letter goes on to cite additional no-action letters to support its argument that the two proposals are not substantially duplicative. However, a number of the no-action letters cited in the Response Letter involved situations where there was minimal overlap between the two proposals and implementation of the proposals would have resulted in very different effects.[1] Unlike the proposals in those letters,

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1 *See, e.g., Ford Motor Co.* (avail. Mar. 3, 2008) (prior proposal sought to eliminate future stock option grants for executives while later proposal called for a review of executive compensation and sought to limit compensation, including stock options, until the company became profitable for five consecutive years); *Ford Motor Co.* (avail. Mar. 14, 2005) (prior proposal sought an assessment and report on how the company would address greenhouse gas regulations and reduce greenhouse gas emissions of its cars while later proposal requested a report on lobbying efforts and financial expenses related to greenhouse gases); *AT&T Corp. (CalPERS)* (avail. Mar. 2, 2005) (one proposal requested a policy of seeking stockholder approval of executive retirement arrangements that provided benefits not given to other managers while another proposal received the same day sought a requirement that stockholders ratify any officer severance agreement providing benefits exceeding 2.99 times the sum of an officer's base salary plus target bonus); *AT&T Corp. (Domini)* (avail.

[Footnote continued on next page]

the Prior Proposal and the Proposal directly overlap in their thrust and focus because the implementation of both would result in stockholders having the ability to cast advisory votes on the Company's executive compensation. In addition, several of the no-action letters that the Response Letter cites in support of its argument are not relevant because they involved situations where there were issues about the timing of the proposals' submissions.[2]

Further, as discussed in the Supplemental Letter, the fact that the Prior Proposal also addresses topics not related to executive compensation does not alter the analysis of whether the Proposal is substantially duplicative of the Prior Proposal. The Staff previously has concurred that Rule 14a-8(i)(11) is available even when one proposal touches upon matters not addressed in the other proposal. For example, in *Constellation Energy Group* (avail. Feb. 19, 2004), the prior proposal sought a "commonsense executive compensation program" with multiple features: salary limitations for the chief executive officer and other executives, executive bonus standards and limitations, executive long-term equity compensation in the form of restricted shares, severance limitations, and disclosure requirements. The later proposal only sought to implement one of those features--executive long-term equity compensation in the form of restricted shares. The Staff concurred that the proposals were substantially duplicative and permitted the exclusion of the later proposal under Rule 14a-8(i)(11). *See also Abbott Laboratories* (avail. Feb. 4, 2004) (concurring in the exclusion of a proposal requesting the same "commonsense executive compensation program" as substantially duplicative of a prior proposal that only addressed eliminating future stock option grants for executives). Similarly, in *E. I. du Pont de Nemours and Co.* (avail. Feb. 9, 2005), the Staff permitted the exclusion of a proposal asking the company to adopt a human rights policy with four stated principles—workers' right to form and join trade unions and bargain collectively, no discrimination or intimidation in employment, freely-chosen employment, and no child labor—as substantially duplicative of a prior proposal requesting a

[Footnote continued from previous page]

Mar. 2, 2005) (same proposals as in the *AT&T Corp. (CalPERS)* no-action request); *T. Rowe Price Group, Inc.* (avail. Jan. 17, 2003) (prior proposal requested a policy of expensing all future stock options while later proposal mandated that current executive stock options be expensed); *AT&T Corp.* (avail. Jan. 31, 2001) (prior proposal requested that the company consider discontinuing bonuses for "top management" while later proposal sought payment of board fees in stock); *Pacific Gas & Electric Co.* (avail. Feb. 1, 1993) (prior proposal sought to link non-salary management compensation to performance standards while two later proposals requested a ceiling on total management compensation and payment of board fees in stock, respectively).

2 *See, e.g., AT&T Corp. (CalPERS)* (avail. Mar. 2, 2005); *AT&T Corp. (Domini)* (avail. Mar. 2, 2005); *Citigroup Inc.* (avail. Feb. 7, 2003).

human rights policy that included these same four principles, as well as a fifth principle. Finally, in *Wal-Mart Stores, Inc.* (avail. Apr. 3, 2002), the previous proposal requested a report on both gender and race equality. The Staff concurred in the exclusion of a later proposal under Rule 14a-8(i)(11) even though it only requested a report on gender equality.

The foregoing precedent demonstrates that when the implementation of two proposals would have the same effect, the proposals are substantially duplicative under Rule 14a-8(i)(11). In this regard, the Response Letter concedes the similarity of the proposals when responding to the Company's argument that inclusion of both the Proposal and the Prior Proposal in the Company's 2009 Proxy Materials would confuse stockholders. In this regard, the Response Letter acknowledges that the effect of the Prior Proposal, if implemented, would be to establish an advisory vote on executive compensation, similar to the Proposal.

Second, the Response Letter argues that the Company ignores the resolved clause in the Prior Proposal and inappropriately relies on the supporting statement in arguing that the Proposal is excludable under Rule 14a-8(i)(11). This is not the case. The Company argues that the Prior Proposal's *resolved clause*, if implemented, would give stockholders an advisory vote on executive compensation. The Supplemental Letter only references the supporting statement to demonstrate that the resolved clause would have this effect.

Third, the Response Letter argues that the Company received the Prior Proposal after the Proposal and therefore, that "the Company has failed to establish the prerequisite to any application of Rule 14a-8(i)(11)." *See* Response Letter at 5. Specifically, the Response Letter contends that, although the Company initially received the Prior Proposal on November 27, 2008, the submission date is December 3, 2008, the date on which the Company received a revised version of the Prior Proposal and two days after the Company received the Proposal on December 1, 2008. The Response Letter further contends that the original version of the Prior Proposal was "withdrawn" and replaced by the version subsequently submitted on December 3, which "the Company had no alternative but to accept . . . as constituting [the] actual proposal." *See id.* at 6. However, as highlighted in the Supplemental Letter, the revisions to the Prior Proposal were minor, and minor revisions do not change the submission date of a stockholder proposal. In this regard, the Staff has distinguished between minor revisions to a proposal, which a company has discretion to accept, and changes that are so substantial that they result in "a different proposal from the original." *See* Section E.2, Staff Legal Bulletin No. 14 (July 13, 2001). Substantial changes to a proposal alter the submission date because, in that case, the revised proposal constitutes an entirely new proposal.

On the other hand, when revisions to a proposal are minor, the operative date remains the date of the proponent's original submission, because a new proposal has not been submitted. This result is supported by no-action letter precedent. For example, in *Sempra Energy* (avail. Jan. 23, 2004), the company received a proposal one day before it received a second, substantially duplicative proposal. Although the proponent of the first proposal made minor revisions to the proposal on two occasions after the company had received the second proposal, this did not alter the submission date of the first proposal, and the Staff concurred that the company could omit the second proposal under Rule 14a-8(i)(11) because it was substantially duplicative of the first proposal. This result also is consistent with the operation of the deadlines established by Rule 14a-8(f). Under this rule, when a proposal contains procedural deficiencies, a company must notify the stockholder of the alleged defect within 14 calendar days, and the stockholder then has another 14 days to cure the defect. If minor revisions to a proposal changed the submission date, a stockholder that failed to cure a procedural defect could simply "restart the clock" by submitting minor revisions to the company.

Based upon the foregoing analysis, we respectfully request that the Staff determine that it will take no action if the Company excludes the Proposal from its 2009 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Pursuant to Rule 14a-8(j), we have concurrently sent a copy of this correspondence to the Co-Proponents.

If I can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or Julie Y. Kim, the Company's Counsel, at (212) 484-8142.

Sincerely,

Amy L. Goodman /tss

Amy L. Goodman

ALG/tss
Enclosures

cc: Julie Y. Kim, Time Warner Inc.
Sister Valerie Heinonen, o.s.u.
Sister Lillian Anne Healy, CCVI, Director of Corporate Social Responsibility, Sisters of Charity of the Incarnate Word
Patricia A. Daly, OP, Corporate Responsibility Representative, The Community of the Sisters of St. Dominic of Caldwell New Jersey
Paul M. Neuhauser

100601235_8.DOC

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

January 31, 2009

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Mike Reedich, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Via email to: shareholderproposal@sec.gov

Re: Shareholder Proposal submitted to Time Warner Inc.

Dear Sir/Madam:

I have been asked by the Mercy Investment Program, the Sisters of Mercy Regional Community of Detroit Charitable Trust, the Ursuline Sisters of Tildonk (U.S. Province), the Sisters of St. Dominic of Caldwell New Jersey and the Sisters of Charity of the Incarnate Word (hereinafter collectively referred to as the "Proponents"), each of which is a beneficial owner of shares of common stock of Time Warner Inc. (hereinafter referred to either as "TimeWarner" or the "Company"), and who have jointly submitted a shareholder proposal to TimeWarner, to respond to the letter dated January 9, 2009 (replacing an earlier letter dated December 31, 2008), sent to the Securities & Exchange Commission by Gibson, Dunn & Crutcher LLP on behalf of the Company, in which TimeWarner contends that the Proponents' shareholder proposal may be excluded from the Company's year 2009 proxy statement by virtue of Rule 14a-8(i)(11).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in TimeWarner's year 2009 proxy statement and that it is not excludable by virtue of the cited rule.

The Proponents' shareholder proposal requests TimeWarner's Board to adopt a policy that would permit shareholders to have a "say on pay".

RULE 14a-8(i)(11)

The Proposal Is Not Substantially (Nor Even Faintly) Duplicative of a Previously Submitted Proposal

The Proponents' shareholder proposal requests the Board to adopt a policy that would afford the shareholders an annual opportunity to cast an advisory, non-binding, vote on executive compensation via approval or not of a compensation resolution prepared by the management of the Company. In contrast, the so-called prior proposal of Mr. Filiberto (hereinafter referred to as the "so-called Prior Proposal") requests the Company to reincorporate in North Dakota.

We quite agree with the those parts of the Company's letter that describe the general purpose of Rule 14a-8(i)(11) and describe the Staff's quite sensible approach to applying that Rule:

> The Commission has stated that "[t]he purpose of [Rule 14a-8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (November 22, 1976. (At page 3, final paragraph.)
>
> Pursuant to Staff precedent, the standard applied in determining whether proposals are substantially duplicative is whether the proposals present the same "general thrust" or principle focus". (At page 4, final paragraph.)

Unfortunately, we differ sharply from the Company in applying the agreed upon standard. The Company contends that a proposal to have an annual "say-on-pay" vote has the same focus and thrust as a proposal that the Company reincorporate in North Dakota.

We submit that this is absurd on its face.

The Company relies on the fact that in the so-called Prior Proposal in one (out of five) paragraph of the supporting statement the proponent lists five benefits of incorporation in North Dakota, one of which is that shareholders would have a vote on executive pay practices, plus the fact that in another paragraph he lists "say on pay" as one of a number of benefits provided by the North Dakota statute. Thus, although the Resolve clause makes absolutely no mention of "say on pay" and the supporting statements contains a total of 12 words that mention say on pay (out of a total of 399 words in the supporting statement), the Company has the timidity to assert that "say on pay" is the principle thrust and focus of the so-called Prior Proposal. It could with equal (indeed, with greater) logic claim (based on a similar analysis) that the principal thrust was "proxy access" (60 words) or reimbursement of proxy fight expenses (51 words), or the poison pill (13 words). Although they each have a couple of fewer words devoted to them than "say on pay", under the Company's analysis such other topics as classified board and cumulative voting are also apparent candidates to be the principal thrust of the so-called Prior Proposal, if needed to make an (i)(11) argument.

Even if, going beyond the Company's own argument, one adds the words in that portion of the so-called Prior Proposal's fourth paragraph discussing those criticisms expressed by The Corporate Library that deal with TimeWarner's CEO pay, that would only increase the number of words devoted to some aspect of pay to 67, barely more than the words devoted to proxy access or reimbursement of proxy expenses. In this connection, please note that there is no overlap between the arguments made in the so-called Prior Proposal's supporting statement and the arguments made by the Proponents, since the Proponents' shareholder proposal makes no reference either to The Corporate Library's criticism of the Company or to the compensation of TimeWarner's CEOs.

The reason that these various topics, "say on pay", "proxy access", reimbursement of proxy expenses, classified board and cumulative voting all seem, if the Company's analysis is applied, to equally constitute the principal thrust of the proposal is that the Company's analysis is simply wrong. Each of these topics, including "say on pay", is merely a subsidiary argument buttressing the main argument made in the so-called Prior Proposal, namely that the Company's corporate governance would be improved if it reincorporated in North Dakota. Thus, both the supporting statement and the resolve clause of the so-called Prior Proposal have but a single thrust and focus: the reincorporation of the Company in North Dakota. In contrast, the thrust of the Proponents' shareholder proposal is that the shareholders should have a "say on pay".

The no-action letters cited by the Company fail to support its argument that a "say on pay" proposal has the same thrust as does a reincorporation in North Dakota proposal. In each of the instances cited by the Company, it was abundantly clear that the two proposals at issue dealt with exactly the same topic. Thus in *International Paper Co.* (Feb. 19, 2008) both proposals would have substituted majority voting for the registrant's super-majority voting requirements. In *General Motors Corp.* (Apr. 5, 2007) both proposals would have caused the registrant to disclose annually its political contributions while in *Qwest Communications International, Inc.* (Mar. 8, 2006) both proposals would have had the registrant amend its bylaws to provide for majority voting in the election of directors. There was even less difference between the proposals in *PepsiCo Inc.* (Jan 31, 2008), where both proposals requested an advisory vote on executive compensation, including the CD&A report. Similarly, in *Merck & Co., Inc.* (Jan 10, 2006), both proposals called for limitations on the future granting of stock options, in *Constellation Energy Group* (Feb. 19, 2004) both proposals concerned equity based compensation for executives, and in *Wal-Mart Stores, Inc.* (Apr. 3, 2002) both proposals requested reports concerning gender equality. Finally, in *Pacific Gas & Electric Co.* (Feb. 1, 1993) a proposal to link the CEO's compensation to performance was deemed to have the same thrust as another proposal linking compensation to performance. Although in each of the letters cited by the Company there were minor differences between the two proposals, it was clear in each case that the underlying topic and concern were identical. This is clearly not so in the instant case where the so-called Prior Proposal has but a minor overlap with the Proponents' shareholder proposal and clearly was motivated by very different concerns.

Indeed, in one of the very no-action letters relied upon by the Company (*Pacific Gas & Electric Co.*, discussed above) the Staff rejected an additional (i)(11) claim (labeled as a (c)(11) claim under the Rules in effect in 1993) stating:

> The Division is unable to concur in your view that the second and fourth proposals may be omitted from the Company's proxy materials under Rule 14a-8(c)(11) as substantially duplicative of the other proposals. The principal thrust of the second proposal appears to be the reduction and imposition of ceilings on total compensation of executive officers and directors. In contrast, the principal focus of the first proposal appears to be linking non-salary compensation of management to certain performance standards. The fourth proposal is distinguishable from these two proposals in that it relates to the form of compensation of the members of the board of directors. Accordingly, the staff does not believe that Rule 14a-8(c)(11) may be relied on as a basis upon which to exclude the second and fourth proposals from the Company's proxy materials.

Thus, the Staff refused to deem a proposal (labeled the second proposal) calling for limiting the total compensation of executives to $400,000. to be substantially duplicative of a proposal limiting non-salary compensation. If the "thrust" of these two proposals were different, *a fortiori*, the thrust of the Proponents' proposal for an advisory vote on compensation differs from the thrust of a proposal to migrate the Company to North Dakota.

The refusal of the Staff in *Pacific Gas* to find the second proposal duplicative is hardly an aberration. For example, in *Ford Motor Company* (Mar. 3, 2008) the Staff deemed a proposal to limit total compensation to executives not to be duplicative of prior proposal to eliminate stock options to executives. See also *Ford Motor Company* (Mar. 14, 2005) (proposal to report on its lobbying against more stringent CAFÉ mileage standards not duplicative of prior proposal to report on how the registrant can reduce the greenhouse gas emissions of its cars and otherwise deal with greenhouse gas emissions regulation); *AT&T Corp.* (Feb. 2, 2005) (two letters (Domini and Calpers) each denying an (i)(11) claim when one of the proposals requested a policy of obtaining shareholder approval for any retirement plan that is available only to executives and the other proposed that shareholder approval be required for severance (golden parachute) payments); *Citigroup Inc.* (Feb. 7, 2003) (two proposals addressing climate change and the registrant's funding of environmentally damaging projects); *T. Rowe Price Group,*

Inc. (Jan. 17, 2003) (two proposals each dealing with accounting for stock options); AT&T Corp. (Jan. 31, 2001) (two proposals each dealing with option compensation).

We also note that in each and every no-action letter cited by the Company the Staff compared the Resolve Clauses and did not reference the supporting statement or the whereas clauses. In contrast, in the instant case the Company relies wholly on snippets from the supporting statement of the so-called Prior Proposal, while wholly ignoring that proposal's resolve clause.

Additionally, TimeWarner argues (2d paragraph, page 6 of its letter), in essence, that the two proposals at issue are inconsistent and that the Company would not know what to do if one passed and the other failed. Nothing could be further from the truth. If the so-called Prior Proposal failed and the Proponents' proposal passed, the will of the shareholders would be clear: they want a "say on pay" but not the general array of corporate governance change that a migration to North Dakota would entail (or maybe they are simply concerned that other factors, such as the lack of a judiciary as experienced in corporate matters as is the Delaware Chancery Court, militates against such a migration). Similarly, a shareholder might vote to reincorporate in North Dakota in order to obtain the corporate governance benefits of so doing, but prefer the general and rather vague provisions of Section 1, 10-35-12 of the North Dakota statutes (set forth on page 4 of the Company's letter) to the effect that shareholders will vote whether to accept a "report . . . on the compensation of the corporation's executive officers" in preference to the far more detailed prescription in the Proponents' proposal ("to ratify the compensation [in contrast to ratifying a report in North Dakota] of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation and Analysis)"). In short, if one proposal passed and the other failed, the Company would not be in any doubt whatsoever as to what course of action should be taken to implement the shareholders' will. Alternatively, if both proposals were to pass the Company would have no difficulty in implementing both simultaneously. The Company could reincorporate in North Dakota and obtain the benefits provided for in that state's incorporation law and in addition it could conduct annually the vote requested by the far more detailed Proponents' proposal. This circumstance would be no different than would be the case with respect to each and every North Dakota corporation in the (perhaps likely) event that either the Commission or the Congress mandates an annual "say on pay" vote. There would be no inconsistency between the North Dakota statutory requirement and a Congressionally mandated "say on pay" requirement.

Finally, the Company has failed to establish the prerequisite to any application of Rule 14a-8(i)(11) since it has not established that it will include a proposal that it received *prior* to the receipt of the Proponents' shareholder proposal. The Company's own no-action request letter states (page 3) that it received a proposal from Mark Filiberto (which it calls the "Prior Proposal") on December 3, replacing and revising an earlier proposal that had been submitted by that proponent on November 27. Since the deadline (per TimeWarner's 2008 proxy statement) for submitting shareholder proposals was December 3, the Company had no alternative but to accept the December 3 Filiberto proposal as constituting his actual proposal. However, since December 3 was subsequent to the date on which the Company had received the Proponents' shareholder proposal, namely, December 1, the Filiberto proposal, received on December 3, cannot possibly meet the requirement in Rule 14a-8(i)(11) that it be a proposal "previously submitted . . . by another proponent". Nor can Mr. Filiberto's proposal of November 27 be deemed the prior proposal required by the Rule since it will not appear in the Company's proxy statement, it having been withdrawn.

In summary, the Company has failed to establish the applicability of Rule 14a-8(i)(11) to the Proponents' shareholder proposal.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Amy L. Goodman, Esq.
Sister Valarie Heinonen
All proponents
Gary Brouse
Laura Berry

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

agoodman@gibsondunn.com

January 9, 2009

Direct Dial
(202) 955-8653

Fax No.
(202) 530-9677

Client No.
C 92415-00001

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Time Warner Inc.; Supplemental Letter Regarding Stockholder Proposal of the Congregation of the Sisters of Charity of the Incarnate Word, The Community of the Sisters of St. Dominic of Caldwell New Jersey et al. Exchange Act of 1934—Rule 14a-8*

Dear Ladies and Gentlemen:

On December 31, 2008, we submitted a letter (the "No-Action Request") on behalf of our client, Time Warner Inc. (the "Company"), notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Company intended to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Stockholders (collectively, the "2009 Proxy Materials") two identical stockholder proposals (each, a "Proposal") and statements in support thereof submitted by the Congregation of the Sisters of Charity of the Incarnate Word and The Community of the Sisters of St. Dominic of Caldwell New Jersey.

The No-Action Request indicated our belief that the Proposal could be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the requisite proof of continuous stock ownership had not been provided in response to the Company's proper request for that information. The No-Action Request alternatively indicated our belief that the Proposal could be excluded pursuant to Rule 14a-8(i)(11) because it was substantially duplicative of a previously submitted proposal. Subsequent to submitting the No-Action Request to the Commission, additional information about the Proposal came to the Company's attention that rendered the facts outlined in the No-Action Request incomplete.[1] In light of this additional information, we are writing supplementally in order to withdraw the arguments set forth in the No-Action Request and to notify the Staff of the basis on which the Company now seeks to omit the Proposal. For the sake of completeness, we have summarized below in its entirety the relevant factual background, as it is now known to the Company.

THE PROPOSAL AND THE PRIOR PROPOSAL

By letters dated December 1, 2008, each of the Congregation of the Sisters of Charity of the Incarnate Word, The Community of the Sisters of St. Dominic of Caldwell New Jersey, Mercy Investment Program, the Sisters of Mercy, Regional Community of Detroit Charitable Trust and the Ursuline Sisters of Tildonk, U.S. Province (collectively, the "Co-Proponents") submitted the Proposal for inclusion in the 2009 Proxy Materials. The Proposal states:

> RESOLVED, that shareholders of Time Warner, Inc. request the Board of Directors to adopt a policy that provides shareholders the opportunity at each annual shareholder meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

A copy of the Proposal, as well as related correspondence, is attached to this letter as Exhibit A.

Prior to that date, on November 27, 2008, the Company received a stockholder proposal (the "Prior Proposal") submitted by John Chevedden purportedly under the name of Mark Filiberto as general partner of Palm Garden Partners LP as his nominal proponent. The

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[1] Among other things, this additional information clarified that the Congregation of the Sisters of Charity of the Incarnate Word and The Community of the Sisters of St. Dominic of Caldwell New Jersey were submitting the Proposal as co-proponents together with three other shareholders of the Company. Based on the information available to the Company at the time it submitted the No-Action Request, it was not clear that the Congregation of the Sisters of Charity of the Incarnate Word and The Community of the Sisters of St. Dominic of Caldwell New Jersey intended to act as co-proponents of a single proposal. For this reason, the No-Action Request did not treat them as such.

Company subsequently received a revised version of the Prior Proposal on December 3, 2008. The differences between the two versions of the Prior Proposal are small and the Company has accepted the revised version of the Prior Proposal in lieu of the original version. This supplemental letter addresses only the revised version of the Prior Proposal. The Prior Proposal states:

> Resolved: That shareowners hereby request that our board of directors initiate the appropriate process to change the Company's jurisdiction of incorporation to North Dakota and to elect that the Company be subject to the North Dakota Publicly Traded Corporations Act.

The Prior Proposal goes on to state that, if the Company were subject to this statute, "[s]hareowners would vote each year on executive pay practices."

A copy of the Prior Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit B.

BASIS FOR EXCLUSION

For the reasons addressed in separate no-action requests regarding the Prior Proposal, which were submitted to the Commission on December 29, 2008, the Company believes that the Prior Proposal is excludable. Alternatively, if the Staff does not concur that the Prior Proposal is excludable for the reasons addressed in those no-action requests, then the Company intends to include the Prior Proposal in its 2009 Proxy Materials. In that event, we hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(11) because the Proposal is substantially duplicative of the Prior Proposal.

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(i)(11) as Substantially Duplicative of a Previously Submitted Proposal.

Rule 14a-8(i)(11) provides that a stockholder proposal may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that "[t]he purpose of [Rule 14a-8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976).

The Proposal is substantially duplicative of the previously submitted Prior Proposal. Specifically, the Proposal requests that the Company implement an advisory vote on the Company's executive compensation, as reported in the Summary Compensation Table and the accompanying narrative disclosure set forth in the annual proxy statement. Likewise, the Prior Proposal requests that the Company elect to be governed by the North Dakota Publicly Traded Corporations Act (the "North Dakota Act"). One section of the North Dakota Act provides:

> **Section 1, 10-35-12. Regular meeting of shareholders.**
> 5. The committee of the board of a publicly traded corporation that has authority to set the compensation of executive officers must report to the shareholders at each regular meeting of shareholders on the compensation of the corporation's executive officers. The shareholders that are entitled to vote for the election of directors shall also be entitled to vote on an advisory basis on whether they accept the report of the committee.

Thus, the implementation of either the Proposal or the Prior Proposal would result in stockholders having the ability to cast advisory votes on the Company's executive compensation disclosures.

When a company receives two substantially duplicative proposals, the Staff has indicated that the company must include in its proxy materials the proposal it received first, unless that proposal may otherwise be excluded. *See Atlantic Richfield Co.* (avail. Jan. 11, 1982); *see also Great Lakes Chemical Corp.* (avail. Mar. 2, 1998); *Pacific Gas & Electric Co.* (avail. Jan. 6, 1994). The Company received the Prior Proposal on November 27, 2008, several days before it received the Proposal, copies of which arrived at the Company in three separate packages on December 1 and 2, 2008. Accordingly, if the Staff does not concur with the exclusion of the Prior Proposal for the reasons addressed in the separate no-action requests, then the Company intends to include the Prior Proposal in its 2009 Proxy Materials. In that event, the Company intends to exclude the Proposal as substantially duplicative of the Prior Proposal.

Pursuant to Staff precedent, the standard applied in determining whether proposals are substantially duplicative is whether the proposals present the same "principal thrust" or "principal focus." *See Pacific Gas & Electric Co.* (avail. Feb. 1, 1993) (comparing the "principal thrust" of a subsequently submitted proposal with the "principal focus" of a previously submitted proposal in the context of Rule 14a-8(i)(11)). Proposals need not be identical in order for a company to exclude a subsequently submitted proposal from its proxy statement in reliance on Rule 14a-8(i)(11). *See, e.g., International Paper Co.* (avail. Feb. 19, 2008) (allowing exclusion of a proposal asking that the board remove supermajority vote requirements from the company's charter as substantially duplicative of a proposal asking that the board adopt simple majority vote requirements in the company's charter and bylaws); *General Motors Corp. (Catholic Healthcare West)* (avail. Apr. 5, 2007) (allowing exclusion of a proposal requesting an annual statement of each contribution made with respect to a political campaign, political party, or attempt to influence legislation as substantially duplicative of proposal requesting a report outlining the company's political contribution policy along with a statement of non-deductible political contributions made during the year); *Qwest Communications International, Inc.* (avail. Mar. 8, 2006) (allowing exclusion of a proposal to amend the company's governance documents to provide that directors be elected by a majority vote as substantially duplicative of a proposal requesting that the board amend the bylaws to provide that directors be elected by majority vote in uncontested elections and by plurality vote in contested elections). In the instant case, the Proposal and the Prior Proposal have the same principal thrust and focus because each seeks to give stockholders an advisory vote on executive compensation. The supporting statement for the Prior Proposal specifically states that implementation of the Prior Proposal means that "[s]hareowners would vote each year on executive pay practices" and that "our Company would . . . shift to . . . 'say on pay.'"

The Staff consistently has taken the position that proposals may differ in their terms or scope and still be deemed substantially duplicative for the purposes of Rule 14a-8(i)(11), as long as the proposals have the same principal thrust or focus. For example, in *PepsiCo Inc.* (avail. Jan. 31, 2008), the Staff concurred that the company could exclude under Rule 14a-8(i)(11) a stockholder proposal calling for an advisory vote on executive compensation as substantially duplicative of an earlier received proposal, even though the two proposals differed slightly in what they requested that stockholders vote upon, with one requesting an advisory vote on the compensation committee's report on executive compensation and policies and practices as disclosed in the Compensation Discussion and Analysis, and the other requesting an advisory vote on the Compensation Discussion and Analysis. Similarly, here, the Proposal requests a vote on the executives' reported compensation but not the Compensation Discussion and Analysis, while implementation of the Prior Proposal would provide stockholders with an advisory vote on a board compensation committee report as required under the North Dakota Act. Likewise, in *Merck & Co., Inc.* (avail. Jan. 10, 2006), the Staff concurred with the company's view that a proposal seeking adoption of a policy making a significant portion of future stock option grants to senior executives performance-based was substantially duplicative of an earlier proposal asking that the board take the steps needed to see that the company did not award any new stock options or reprice or renew current stock options. Although not identical, both proposals sought future limitations on grants of stock options, and therefore, the principal thrust and focus of the proposals was the same. *See also Pacific Gas & Electric Co.* (avail. Feb. 1, 1993) (concurring with company's view that a proposal asking the company to link the chief executive officer's total compensation to company performance was substantially duplicative of two other proposals asking the company to: (1) tie all executive compensation other than salary to performance indicators; and (2) impose ceilings on future total compensation of officers and directors in order to reduce their compensation).

The fact that the Prior Proposal also addresses other topics not related to executive compensation, as discussed above, does not alter this analysis, as the Staff previously has concurred that Rule 14a-8(i)(11) is available even when one proposal touches upon matters not addressed in the subsequently submitted proposal. For example, in *Wal-Mart Stores, Inc. (Gerson)* (avail. Apr. 3, 2002), the Staff concurred with exclusion under Rule 14a-8(i)(11) of a proposal requesting a report on gender equality because the company had previously received and intended to include in its proxy materials a proposal requesting a report on gender and race equality. Likewise, in *Constellation Energy Group* (avail. Feb. 19, 2004), the Staff concurred that a proposal requesting that the company develop a performance-based equity grant program for executive officers substantially duplicated a previously submitted proposal that requested the company to implement a "commonsense executive compensation program" containing a range of features, one of which related to equity compensation design. The Proposal and the Prior Proposal have the same effect; each would result in a stockholder advisory vote on executive compensation.

A primary rationale behind the "principal thrust" / "principal focus" concept is that the inclusion in a single proxy statement of multiple proposals addressing the same issue in different terms may confuse stockholders and place a company and its board of directors in a position where they are unable to determine the stockholders' will. If the Company were to include both the Proposal and the Prior Proposal in its 2009 Proxy Materials, this would create confusion for stockholders because both proposals ask them to vote on the same subject matter—whether to implement an advisory vote on executive compensation. This is especially true because the Proposal specifically requests an advisory vote on executive compensation, while the Prior Proposal would have the company implement both an advisory vote on executive compensation and many other corporate governance provisions. If the Proposal and the Prior Proposal were approved by stockholders, the Company could face alternative obligations in order to comply with the terms of each proposal—an advisory vote on executive compensation that specifically excludes the description of executive compensation set forth in the Compensation Discussion and Analysis and an advisory vote on a state-law-mandated report on the compensation of the Company's executive officers. The Company would have difficulty determining which advisory vote the stockholders preferred and would be unable to implement both proposals fully. Likewise, if the Prior Proposal passed and the Proposal failed, or vice versa, the Company would be unable to determine the stockholders' will, and it would be difficult for the Company to decide what course of action it should take with respect to giving stockholders an advisory vote on executive compensation.

If the Staff does not concur that the Prior Proposal is excludable for the reasons addressed in separate no-action requests submitted to the Commission on December 29, 2008, then the Company intends to include the Prior Proposal in its 2009 Proxy Materials. In that event, the Company believes that the Proposal may be excluded pursuant to Rule 14a-8(i)(11) as substantially duplicative of the previously submitted Prior Proposal.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2009 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Pursuant to Rule 14a-8(j), we have concurrently sent a copy of this correspondence to the Co-Proponents.

If I can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or Julie Y. Kim, the Company's Counsel, at (212) 484-8142.

Sincerely,

Amy L. Goodman

ALG/ser
Enclosures

cc: Julie Y. Kim, Time Warner Inc.
Sister Valerie Heinonen, o.s.u.
Sister Lillian Anne Healy, CCVI, Director of Corporate Social Responsibility, Sisters of Charity of the Incarnate Word
Patricia A. Daly, OP, Corporate Responsibility Representative, The Community of the Sisters of St. Dominic of Caldwell New Jersey

100583062_2.DOC

EXHIBIT A

CONGREGATION
of the
SISTERS of CHARITY of the INCARNATE WORD
P.O. BOX 230969 • 6510 LAWNDALE • HOUSTON, TEXAS 77223-0969
(713) 928-6053 • (713) 921-2949 FAX

December 1, 2008

Jeffrey L. Bewkes, President & CEO
Time Warner, Inc.
One Time Warner Center
New York, NY 10019-8016

Dear Mr. Bewkes,

As Director of Corporate Social Responsibility for the Congregation of the Sisters of Charity of the Incarnate Word, Houston, Texas. I am hereby authorized to notify you of our intention to submit the shareholder proposal Executive Compensation Advisory Vote in coordination with Valerie Heinonen, o.s.u., of Mercy Investment Program who shall serve as the primary contact for the shareholder group. We hereby support its inclusion in the proxy statement in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The Congregation of the Sisters of Charity of the Incarnate Word, Houston, Texas is the beneficial owner of $2,000 worth of Time Warner, Incorporated stock. Verification of beneficial ownership will be forwarded under separate cover. We have held stock for over one year and plan to continue to hold shares through the 2009 shareholder meeting.

Sincerely,

Sister Lillian Anne Healy, CCVI
Director of Corporate Social Responsibility

Enclosure (1)

JC

Cc: Sr. Valerie Heinonen, o.s.u.
Mercy Investment Program
205 Avenue C, #10E
New York, NY 10019-8016

Julie Wokaty, Program Director
ICCR
475 Riverside Drive, Suite 1842
New York, NY 10115-0050

EXECUTIVE COMPENSATION ADVISORY VOTE

Time Warner -09

RESOLVED, that shareholders of Time Warner, Inc. request the Board of Directors to adopt a policy that provides shareholders the opportunity at each annual shareholder meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

SUPPORTING STATEMENT

Investors are increasingly concerned about mushrooming executive compensation especially when insufficiently linked to performance. In 2008, shareholders filed close to 100 "Say on Pay" resolutions. Votes on these resolutions have averaged 43% in favor, with ten votes over 50%, demonstrating strong shareholder support for this reform.

An Advisory Vote establishes an annual referendum process for shareholders about senior executive compensation. We believe the results of this vote would provide the board and management useful information about shareholder views on the company's senior executive compensation.

In its 2008 proxy, Aflac submitted an Advisory Vote resulting in a 93% vote in favor, indicating strong investor support for good disclosure and a reasonable compensation package. Daniel Amos, Chair and CEO, said, "An advisory vote on our compensation report is a helpful avenue for our shareholders to provide feedback on our pay-for-performance compensation philosophy and pay package."

To date ten other companies have also agreed to an Advisory Vote, including Verizon, MBIA, H&R Block, Ingersoll Rand, Blockbuster and Tech Data. TIAA-CREF, the country's largest pension fund, has successfully utilized the Advisory Vote twice.

Influential proxy voting service, RiskMetrics Group, recommends votes in favor, noting: "RiskMetrics encourages companies to allow shareholders to express their opinions of executive compensation practices by establishing an annual referendum process. An advisory vote on executive compensation is another step forward in enhancing board accountability."

The Council of Institutional Investors endorsed advisory votes and a bill to allow annual advisory votes passed the House of Representatives by a 2-to-1 margin. We believe the statesman like approach for company leaders is to adopt an Advisory Vote voluntarily before required by law.

We believe that existing U.S. Securities and Exchange Commission rules and stock exchange listing standards do not provide shareholders with sufficient mechanisms for providing input to boards on senior executive compensation. In contrast, in the United Kingdom, public companies allow shareholders to cast a vote on the "directors' remuneration report," which discloses executive compensation. Such a vote isn't binding, but gives shareholders a clear voice that could help shape senior executive compensation.

We believe that a company that has a clearly explained compensation philosophy and metrics, reasonably links pay to performance, and communicates effectively to investors would find a management sponsored Advisory Vote a helpful tool.

TimeWarner

VIA OVERNIGHT MAIL
CONFIRMATION OF RECEIPT REQUESTED

December 4, 2008

Sr. Valerie Heinonen, o.s.u.
Mercy Investment Program
205 Avenue C, #10E
New York, NY 10019-8016

Re: **Proposal Submitted to Time Warner Inc.**

Dear Sr. Heinonen:

A letter from Sr. Lillian Anne Healy, CCVI on behalf of the Congregation of the Sisters of Charity of the Incarnate Word, Houston, Texas addressed to Jeffrey L. Bewkes dated December 1, 2008, received by Time Warner Inc. ("TWI") on December 2, 2008, in connection with a Rule 14a-8 proposal the Congregation of the Sisters of Charity of the Incarnate Word, Houston, Texas has submitted to TWI, has been forwarded to me. A copy of the letter is attached. The letter indicates that you will serve as the primary contact for the shareholder group. As you are aware, Rule 14a-8 promulgated under the Securities Exchange Act of 1934 governs the requirements for stockholders submitting proposals to a company for inclusion in the company's proxy material for its stockholders' meetings and the situations in which a company is not required to include any such proposal in such proxy material.

Pursuant to Rule 14a-8(b), to be eligible to have a proposal included in the proxy material of TWI, the proponent is required to submit sufficient proof of its continuous ownership of at least $2,000 in market value, or 1%, of securities entitled to be voted on the proposal at the meeting for at least one year as of the date the proposal was submitted. To date, we have not received documentary proof of this share ownership. We have reviewed our records of registered stockholders and could not confirm the proponent's ownership.

To remedy this defect, the proponent must submit sufficient proof of its ownership of the requisite number of TWI shares. Under Rule 14a-8(b), the amount of such shares for which the proponent provides sufficient proof of ownership, together with any shares owned by any co-filers who provide sufficient proof of ownership, must have a market value of $2,000, or 1%, of TWI's shares entitled to vote on the proposal. Rule 14a-8(b) provides that sufficient proof may be in the form of (1) a written statement from the "record" holder of the proponent's TWI common stock (usually a broker or bank) verifying that, as of December 1, 2008 (the date the proposal was submitted), the proponent continuously held the requisite number of shares of TWI common stock for at least one year, or (2) if the proponent has filed with the Securities and

Exchange Commission a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the proponent's ownership of the requisite number of TWI shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the proponent continuously held the requisite number of TWI shares for the one-year period.

Pursuant to Rule 14a-8(f)(1), this requested documentation must be postmarked or transmitted electronically to TWI no later than 14 calendar days from the date you receive this request.

The proxy rules also provide certain substantive criteria pursuant to which a company is permitted to exclude from its proxy materials a stockholder's proposal. This letter addresses only the procedural requirements for submitting a proposal and does not address or waive any of our substantive concerns.

Please address any response to this request and any future correspondence relating to the proposal to my attention. Please note that any correspondence sent to me via fax should be sent to 212-484-7278.

For your reference, I enclose a copy of Rule 14a-8.

Sincerely,

Julie Kim
Counsel

Attachment

cc: Sr. Lillian Anne Healy, CCVI
Congregation of the Sisters of Charity of the Incarnate Word
P.O. Box 230969
6510 Lawndale
Houston, TX 77223-0969

CONGREGATION
of the
SISTERS of CHARITY of the INCARNATE WORD
P.O. BOX 230969 • 6510 LAWNDALE • HOUSTON, TEXAS 77223-0969
(713) 928-6053 • (713) 921-2949 FAX

December 1, 2008

Jeffrey L. Bewkes, President & CEO
Time Warner, Inc.
One Time Warner Center
New York, NY 10019-8016

Dear Mr. Bewkes,

As Director of Corporate Social Responsibility for the Congregation of the Sisters of Charity of the Incarnate Word, Houston, Texas. I am hereby authorized to notify you of our intention to submit the shareholder proposal Executive Compensation Advisory Vote in coordination with Valerie Heinonen, o.s.u., of Mercy Investment Program who shall serve as the primary contact for the shareholder group. We hereby support its inclusion in the proxy statement in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The Congregation of the Sisters of Charity of the Incarnate Word, Houston, Texas is the beneficial owner of $2,000 worth of Time Warner, Incorporated stock. Verification of beneficial ownership will be forwarded under separate cover. We have held stock for over one year and plan to continue to hold shares through the 2009 shareholder meeting.

Sincerely,

Sister Lillian Anne Healy, CCVI
Director of Corporate Social Responsibility

Enclosure (1)

JC

Cc: Sr. Valerie Heinonen, o.s.u.
Mercy Investment Program
205 Avenue C, #10E
New York, NY 10019-8016

Julie Wokaty, Program Director
ICCR
475 Riverside Drive, Suite 1842
New York, NY 10115-0050

EXECUTIVE COMPENSATION ADVISORY VOTE

Time Warner -09

RESOLVED, that shareholders of Time Warner, Inc. request the Board of Directors to adopt a policy that provides shareholders the opportunity at each annual shareholder meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

SUPPORTING STATEMENT

Investors are increasingly concerned about mushrooming executive compensation especially when insufficiently linked to performance. In 2008, shareholders filed close to 100 "Say on Pay" resolutions. Votes on these resolutions have averaged 43% in favor, with ten votes over 50%, demonstrating strong shareholder support for this reform.

An Advisory Vote establishes an annual referendum process for shareholders about senior executive compensation. We believe the results of this vote would provide the board and management useful information about shareholder views on the company's senior executive compensation.

In its 2008 proxy, Aflac submitted an Advisory Vote resulting in a 93% vote in favor, indicating strong investor support for good disclosure and a reasonable compensation package. Daniel Amos, Chair and CEO, said, "An advisory vote on our compensation report is a helpful avenue for our shareholders to provide feedback on our pay-for-performance compensation philosophy and pay package."

To date ten other companies have also agreed to an Advisory Vote, including Verizon, MBIA, H&R Block, Ingersoll Rand, Blockbuster and Tech Data. TIAA-CREF, the country's largest pension fund, has successfully utilized the Advisory Vote twice.

Influential proxy voting service, RiskMetrics Group, recommends votes in favor, noting: "RiskMetrics encourages companies to allow shareholders to express their opinions of executive compensation practices by establishing an annual referendum process. An advisory vote on executive compensation is another step forward in enhancing board accountability."

The Council of Institutional Investors endorsed advisory votes and a bill to allow annual advisory votes passed the House of Representatives by a 2-to-1 margin. We believe the statesman like approach for company leaders is to adopt an Advisory Vote voluntarily before required by law.

We believe that existing U.S. Securities and Exchange Commission rules and stock exchange listing standards do not provide shareholders with sufficient mechanisms for providing input to boards on senior executive compensation. In contrast, in the United Kingdom, public companies allow shareholders to cast a vote on the "directors' remuneration report," which discloses executive compensation. Such a vote isn't binding, but gives shareholders a clear voice that could help shape senior executive compensation.

We believe that a company that has a clearly explained compensation philosophy and metrics, reasonably links pay to performance, and communicates effectively to investors would find a management sponsored Advisory Vote a helpful tool.

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

        ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

            A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

            B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

            C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and sends its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and sends its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

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2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

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3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body; or a procedure for such nomination or election:

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

    2. The company must file six paper copies of the following:

        i. The proposal;

        ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

citi
111 Wall Street
New York, NY 10005

citi

December 1, 2008

Mr. Jeffrey L. Bewkes
President & CEO
Time Warner, Incorporated
One Time Warner Center
New York, NY 10019-8016

Dear Mr. Bewkes:

It has been requested by the Congregation of the Sisters of Charity of the Incarnate Word that we verify proof of ownership of Time Warner Incorporated stock.

Citibank N. A., as Custodian for the Congregation of the Sisters of Charity of the Incarnate Word, hereby verifies that the Congregation of the Sisters of Charity of the Incarnate Word has been a continuous owner of Time Warner Incorporated common stock with market value of at least $2,000.00 for the period December 2, 2007 through June 30, 2008, at which time custodianship of the assets of the Congregation of the Sisters of Charity of the Incarnate Word were transferred from Citibank, N. A. to Bank of New York Mellon.

Sincerely,

CITIBANK, N. A., AS CUSTODIAN FOR THE
CONGREGATION OF THE SISTERS OF CHARITY
OF THE INCARNATE WORD

Michael R. Crawford, CEBS, MBA
Vice President
Global Transaction Services

Memo

BNY MELLON
ASSET SERVICING

December 1, 2008

Ed Kozar
Officer

TO: Jeffrey L. Bewkes
CO: Time Warner
TEL: 212-484-8000
FAX:
PGS:

Dear Mr. Helfer:

Bank of New York Mellon as custodian for the Congregation of the Sisters of Charity of the Incarnate Word, hereby verifies that the Congregation was a continuous owner of Time Warner Inc common stock with market value of at least $2000.00 for the period July 1, 2008 through December 1, 2008.

Ed Kozar
Officer
BNY Mellon Asset Servicing

Optional Info Line
1633 Broadway, 13th Floor, New York, NY 10019
Tel 212 635 1005 Fax 212 495 1398 jsmith@bnymellon.com

Sisters of St. Dominic of Caldwell New Jersey

Office of Corporate Responsibility
40 South Fullerton Ave.
Montclair NJ 07042

973 509-8800 voice
973 509-8808 fax
tricri@mindspring.com

December 1, 2008

Mr. Jeffrey L. Bewkes
President and CEO
Time Warner, Inc.
One Time Warner Center
New York, NY 10019-8016

Dear Mr. Bewkes:

The Community of the Sisters of St. Dominic of Caldwell, NJ is the beneficial owner of one hundred (100) shares of Time Warner, which we intend to hold at least until after the next annual meeting. Verification of ownership is attached.

I am hereby authorized to notify you of our intention to file the attached proposal asking our Company to adopt an advisory vote ratifying compensation for executive officers for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with rule 14-a-8 of the general rules and regulations of The Securities and Exchange Act of 1934.

Sister Valerie Heinonen OSU will serve as the primary contact for these concerns.

Sincerely,

Patricia A. Daly, OP
Corporate Responsibility Representative

EXECUTIVE COMPENSATION ADVISORY VOTE
Time Warner - 09

RESOLVED, that shareholders of Time Warner, Inc. request the Board of Directors to adopt a policy that provides shareholders the opportunity at each annual shareholder meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

SUPPORTING STATEMENT

Investors are increasingly concerned about mushrooming executive compensation especially when insufficiently linked to performance. In 2008, shareholders filed close to 100 "Say on Pay" resolutions. Votes on these resolutions have averaged 43% in favor, with ten votes over 50%, demonstrating strong shareholder support for this reform.

An Advisory Vote establishes an annual referendum process for shareholders about senior executive compensation. We believe the results of this vote would provide the board and management useful information about shareholder views on the company's senior executive compensation.

In its 2008 proxy, Aflac submitted an Advisory Vote resulting in a 93% vote in favor, indicating strong investor support for good disclosure and a reasonable compensation package. Daniel Amos, Chair and CEO, said, "An advisory vote on our compensation report is a helpful avenue for our shareholders to provide feedback on our pay-for-performance compensation philosophy and pay package."

To date ten other companies have also agreed to an Advisory Vote, including Verizon, MBIA, H&R Block, Ingersoll Rand, Blockbuster and Tech Data. TIAA-CREF, the country's largest pension fund, has successfully utilized the Advisory Vote twice.

Influential proxy voting service, RiskMetrics Group, recommends votes in favor, noting: "RiskMetrics encourages companies to allow shareholders to express their opinions of executive compensation practices by establishing an annual referendum process. An advisory vote on executive compensation is another step forward in enhancing board accountability."

The Council of Institutional Investors endorsed advisory votes and a bill to allow annual advisory votes passed the House of Representatives by a 2-to-1 margin. We believe the statesman like approach for company leaders is to adopt an Advisory Vote voluntarily before required by law.

We believe that existing U.S. Securities and Exchange Commission rules and stock exchange listing standards do not provide shareholders with sufficient mechanisms for providing input to boards on senior executive compensation. In contrast, in the United Kingdom, public companies allow shareholders to cast a vote on the "directors' remuneration report," which discloses executive compensation. Such a vote isn't binding, but gives shareholders a clear voice that could help shape senior executive compensation.

We believe that a company that has a clearly explained compensation philosophy and metrics, reasonably links pay to performance, and communicates effectively to investors would find a management sponsored Advisory Vote a helpful tool.

STATE STREET.

Wealth Manager Services
Post Office Box 300
Boston, MA 02116-5021

11/17/08

Dear Sir or Madam:

The Community of the Sisters of St. Dominic of Caldwell, NJ is a beneficial owner of 100 shares of Time Warner Inc. These shares have been consistently held for more than one year. We have been directed by the shareowners to place a hold on this stock at least until after the next annual meeting.

Sincerely,

Tadhg O'Donnell

TimeWarner

VIA OVERNIGHT MAIL
<u>CONFIRMATION OF RECEIPT REQUESTED</u>

December 4, 2008

Sr. Valerie Heinonen, o.s.u.
Mercy Investment Program
205 Avenue C, #10E
New York, NY 10019-8016

Re: **<u>Proposal Submitted to Time Warner Inc.</u>**

Dear Sr. Heinonen:

A letter from Sr. Patricia A. Daly, OP on behalf of the Community of the Sisters of St. Dominic of Caldwell, New Jersey addressed to Jeffrey L. Bewkes dated December 1, 2008, received by Time Warner Inc. ("TWI") on December 2, 2008, in connection with a Rule 14a-8 proposal the Community of the Sisters of St. Dominic of Caldwell, New Jersey has submitted to TWI, has been forwarded to me. A copy of the letter is attached. The letter indicates that you will serve as the primary contact for concerns relating to the proposal. As you are aware, Rule 14a-8 promulgated under the Securities Exchange Act of 1934 governs the requirements for stockholders submitting proposals to a company for inclusion in the company's proxy material for its stockholders' meetings and the situations in which a company is not required to include any such proposal in such proxy material.

Pursuant to Rule 14a-8(b), to be eligible to have a proposal included in the proxy material of TWI, the proponent is required to submit sufficient proof of its continuous ownership of at least $2,000 in market value, or 1%, of securities entitled to be voted on the proposal at the meeting for at least one year as of the date the proposal was submitted. We have reviewed our records of registered stockholders and could not confirm the proponent's ownership. In addition, the proof of ownership submitted on the proponent's behalf does not satisfy Rule 14a-8's ownership requirements as of the date that the proposal was submitted. Specifically, the letter from State Street attempting to verify the proponent's ownership of TWI shares does not establish that the proponent continuously owned the requisite number of shares for a period of one year as of the date that the proposal was submitted, because the proposal was submitted on December 1, 2008, and the proof of ownership that TWI received from State Street indicates that the proponent has held its TWI shares for at least one year as of November 17, 2008, the date of the letter from State Street.

Moreover, the letter from State Street indicates that the proponent is the beneficial owner of 100 shares of TWI. The calculation of the ownership requirement is set forth in the SEC's

Staff Legal Bulletin No. 14 (July 13, 2001) (http://www.sec.gov/interps/legal/cfslb14.htm). Pursuant to that Bulletin, the value of shares for purposes of Rule 14a-8(b) is determined by multiplying the number of shares continuously held for the year prior to submission by the highest selling price on the New York Stock Exchange of TWI stock during the 60 calendar days before submission of the proposal. This calculation results in an amount below the $2,000, or 1%, requirement.

To remedy this defect, the proponent must submit sufficient proof of its ownership of the requisite number of TWI shares. Under Rule 14a-8(b), the amount of such shares for which the proponent provides sufficient proof of ownership, together with any shares owned by any co-filers who provide sufficient proof of ownership, must have a market value of $2,000, or 1%, of TWI's shares entitled to vote on the proposal. Rule 14a-8(b) provides that sufficient proof may be in the form of (1) a written statement from the "record" holder of the proponent's TWI common stock (usually a broker or bank) verifying that, as of December 1, 2008 (the date the proposal was submitted), the proponent continuously held the requisite number of shares of TWI common stock for at least one year, or (2) if the proponent has filed with the Securities and Exchange Commission a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the proponent's ownership of the requisite number of TWI shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the proponent continuously held the requisite number of TWI shares for the one-year period.

Pursuant to Rule 14a-8(f)(1), this requested documentation must be postmarked or transmitted electronically to TWI no later than 14 calendar days from the date you receive this request.

The proxy rules also provide certain substantive criteria pursuant to which a company is permitted to exclude from its proxy materials a stockholder's proposal. This letter addresses only the procedural requirements for submitting a proposal and does not address or waive any of our substantive concerns.

Please address any response to this request and any future correspondence relating to the proposal to my attention. Please note that any correspondence sent to me via fax should be sent to 212-484-7278.

For your reference, I enclose a copy of Rule 14a-8.

Sincerely,

Julie Kim

Julie Kim
Counsel

Attachment

cc: Sr. Patricia A. Daly, OP
The Community of the Sisters of St. Dominic of Caldwell, NJ
40 South Fullerton Ave.
Montclair, NJ 07042

Sisters of St. Dominic of Caldwell New Jersey

Office of Corporate Responsibility
40 South Fullerton Ave.
Montclair NJ 07042

973 509-8800 voice
973 509-8808 fax
tricri@mindspring.com

December 1, 2008

Mr. Jeffrey L. Bewkes
President and CEO
Time Warner, Inc.
One Time Warner Center
New York, NY 10019-8016

Dear Mr. Bewkes:

The Community of the Sisters of St. Dominic of Caldwell, NJ is the beneficial owner of one hundred (100) shares of Time Warner, which we intend to hold at least until after the next annual meeting. Verification of ownership is attached.

I am hereby authorized to notify you of our intention to file the attached proposal asking our Company to adopt an advisory vote ratifying compensation for executive officers for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with rule 14-a-8 of the general rules and regulations of The Securities and Exchange Act of 1934.

Sister Valerie Heinonen OSU will serve as the primary contact for these concerns.

Sincerely,

Patricia A. Daly, OP
Corporate Responsibility Representative

EXECUTIVE COMPENSATION ADVISORY VOTE
Time Warner - 09

RESOLVED, that shareholders of Time Warner, Inc. request the Board of Directors to adopt a policy that provides shareholders the opportunity at each annual shareholder meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

SUPPORTING STATEMENT

Investors are increasingly concerned about mushrooming executive compensation especially when insufficiently linked to performance. In 2008, shareholders filed close to 100 "Say on Pay" resolutions. Votes on these resolutions have averaged 43% in favor, with ten votes over 50%, demonstrating strong shareholder support for this reform.

An Advisory Vote establishes an annual referendum process for shareholders about senior executive compensation. We believe the results of this vote would provide the board and management useful information about shareholder views on the company's senior executive compensation.

In its 2008 proxy, Aflac submitted an Advisory Vote resulting in a 93% vote in favor, indicating strong investor support for good disclosure and a reasonable compensation package. Daniel Amos, Chair and CEO, said, "An advisory vote on our compensation report is a helpful avenue for our shareholders to provide feedback on our pay-for-performance compensation philosophy and pay package."

To date ten other companies have also agreed to an Advisory Vote, including Verizon, MBIA, H&R Block, Ingersoll Rand, Blockbuster and Tech Data. TIAA-CREF, the country's largest pension fund, has successfully utilized the Advisory Vote twice.

Influential proxy voting service, RiskMetrics Group, recommends votes in favor, noting: "RiskMetrics encourages companies to allow shareholders to express their opinions of executive compensation practices by establishing an annual referendum process. An advisory vote on executive compensation is another step forward in enhancing board accountability."

The Council of Institutional Investors endorsed advisory votes and a bill to allow annual advisory votes passed the House of Representatives by a 2-to-1 margin. We believe the statesman like approach for company leaders is to adopt an Advisory Vote voluntarily before required by law.

We believe that existing U.S. Securities and Exchange Commission rules and stock exchange listing standards do not provide shareholders with sufficient mechanisms for providing input to boards on senior executive compensation. In contrast, in the United Kingdom, public companies allow shareholders to cast a vote on the "directors' remuneration report," which discloses executive compensation. Such a vote isn't binding, but gives shareholders a clear voice that could help shape senior executive compensation.

We believe that a company that has a clearly explained compensation philosophy and metrics, reasonably links pay to performance, and communicates effectively to investors would find a management sponsored Advisory Vote a helpful tool.

Wealth Manager Services
Post Office Box 300
Boston, MA 02116-5021

11/17/08

Dear Sir or Madam:

The Community of the Sisters of St. Dominic of Caldwell, NJ is a beneficial owner of 100 shares of Time Warner Inc. These shares have been consistently held for more than one year. We have been directed by the shareowners to place a hold on this stock at least until after the next annual meeting.

Sincerely,

Tadhg O'Donnell

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

        ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

            A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

            B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

            C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

   1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

   2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and sends its proxy materials.

   3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and sends its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

   1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

   2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

   1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body; or a procedure for such nomination or election:

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

    i. The proposal;

    ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Mercy Investment Program

Valerie Heinonen, o.s.u., Consultant, Corporate Social Responsibility
205 Avenue C, #10E ~ New York, NY 10009
Phone and fax 1-212-674-2542 ~ E-mail heinonenv@juno.com

December 1, 2008

Jeffrey L. Bewkes, President and CEO
Time Warner, Inc.
One Time Warner Center
New York, NY 10019-8016

Dear Mr. Bewkes:

On behalf of Mercy Investment Program, I am authorized to submit the following resolution, which asks the Board of Directors to adopt a policy that shareholders be given the opportunity annually to vote on an advisory resolution, proposed by Time Warner's management, to ratify the compensation of the named executive officers and the accompanying narrative disclosure of material factors provided to understand those decisions, for inclusion in the 2009 proxy statement under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

For the past several years, Mercy Investment Program has joined with other institutional investors to address corporate governance benchmarks. While compensation of company executives is a sensitive matter, we believe the vast sums of money along with equally large stock option awards is out of control. Unfortunately, media attention to the capital crisis and accompanying bailouts continues to confirm this situation.

Mercy Investment Program is the beneficial owner of 200 shares of Time Warner stock. Verification of ownership follows. We plan to hold the stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting.

Yours truly,

Valerie Heinonen, osu

Valerie Heinonen, o.s.u.

EXECUTIVE COMPENSATION ADVISORY VOTE

Time Warner -09

RESOLVED, that shareholders of Time Warner, Inc. request the Board of Directors to adopt a policy that provides shareholders the opportunity at each annual shareholder meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

SUPPORTING STATEMENT

Investors are increasingly concerned about mushrooming executive compensation especially when insufficiently linked to performance. In 2008, shareholders filed close to 100 "Say on Pay" resolutions. Votes on these resolutions have averaged 43% in favor, with ten votes over 50%, demonstrating strong shareholder support for this reform.

An Advisory Vote establishes an annual referendum process for shareholders about senior executive compensation. We believe the results of this vote would provide the board and management useful information about shareholder views on the company's senior executive compensation.

In its 2008 proxy, Aflac submitted an Advisory Vote resulting in a 93% vote in favor, indicating strong investor support for good disclosure and a reasonable compensation package. Daniel Amos, Chair and CEO, said, "An advisory vote on our compensation report is a helpful avenue for our shareholders to provide feedback on our pay-for-performance compensation philosophy and pay package."

To date ten other companies have also agreed to an Advisory Vote, including Verizon, MBIA, H&R Block, Ingersoll Rand, Blockbuster and Tech Data. TIAA-CREF, the country's largest pension fund, has successfully utilized the Advisory Vote twice.

Influential proxy voting service, RiskMetrics Group, recommends votes in favor, noting: "RiskMetrics encourages companies to allow shareholders to express their opinions of executive compensation practices by establishing an annual referendum process. An advisory vote on executive compensation is another step forward in enhancing board accountability."

The Council of Institutional Investors endorsed advisory votes and a bill to allow annual advisory votes passed the House of Representatives by a 2-to-1 margin. We believe the statesman like approach for company leaders is to adopt an Advisory Vote voluntarily before required by law.

We believe that existing U.S. Securities and Exchange Commission rules and stock exchange listing standards do not provide shareholders with sufficient mechanisms for providing input to boards on senior executive compensation. In contrast, in the United Kingdom, public companies allow shareholders to cast a vote on the "directors' remuneration report," which discloses executive compensation. Such a vote isn't binding, but gives shareholders a clear voice that could help shape senior executive compensation.

We believe that a company that has a clearly explained compensation philosophy and metrics, reasonably links pay to performance, and communicates effectively to investors would find a management sponsored Advisory Vote a helpful tool.

Chris Robinson
Trust Officer
The Northern Trust
50 South LaSalle Street, B-8
Chicago, Illinois 60675

Northern Trust

December 8, 2008

Julie Kim, Counsel
Time Warner, Inc.
One Time Warner Center
New York, NY 10019-8016

Dear Ms. Kim,

This letter will certify that as of December 01, 2008, Northern Trust Corporation, as custodian, held for the beneficial interest of the Mercy Investment Program, 200 shares of Time Warner common Stock. The shares are held in the name of the Howe & Co.

Further, please note that Northern Trust Corporation has continuously held Time Warner stock on behalf of the Mercy Investment Program for the 12 months proceeding December 01, 2008.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 444-5538.

Sincerely,

Chris Robinson
Trust Officer
Account Manager

cc. SValerie Heinonen, o.s.u.

Sisters of Mercy of the Americas
Hermanas de la Misericordia de las Américas

WEST MIDWEST COMMUNITY

December 1, 2008

Jeffrey L. Bewkes, President and CEO
Time Warner, Inc.
One Time Warner Center
New York, NY 10019-8016

Dear Mr. Bewkes:

On behalf of the Sisters of Mercy, Regional Community of Detroit Charitable Trust, I am authorized to submit the following resolution, which asks the Board of Directors to adopt a policy that shareholders be given the opportunity annually to vote on an advisory resolution, proposed by Time Warner, Inc.'s management, to ratify the compensation of the named executive officers and the accompanying narrative disclosure of material factors provided to understand those decisions, for inclusion in the 2009 proxy statement under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

The Mercy Trust members believe that good corporate governance includes rational incentives for the leaders of corporations. Today's compensation and severance awards are extreme. Perhaps compensation committees, knowing that its reasons and decisions will be reviewed by the companies' shareholders, will return to making the awards with the long-term growth of the corporation and good returns for investors. For these reasons we are joining investor colleagues in sponsoring this resolution.

The Sisters of Mercy, Regional Community of Detroit Charitable Trust is the beneficial owner of 3690 shares of Time Warner stock. Verification of ownership follows. We plan to hold the stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting.

Yours truly,

Valerie Heinonen, osu.

Valerie Heinonen, o.s.u.
Consultant, Corporate Responsibility
205 Avenue C, Apt 10E
NY NY 10009
212 674 2542 (phone and fax)

EXECUTIVE COMPENSATION ADVISORY VOTE

Time Warner -09

RESOLVED, that shareholders of Time Warner, Inc. request the Board of Directors to adopt a policy that provides shareholders the opportunity at each annual shareholder meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

SUPPORTING STATEMENT

Investors are increasingly concerned about mushrooming executive compensation especially when insufficiently linked to performance. In 2008, shareholders filed close to 100 "Say on Pay" resolutions. Votes on these resolutions have averaged 43% in favor, with ten votes over 50%, demonstrating strong shareholder support for this reform.

An Advisory Vote establishes an annual referendum process for shareholders about senior executive compensation. We believe the results of this vote would provide the board and management useful information about shareholder views on the company's senior executive compensation.

In its 2008 proxy, Aflac submitted an Advisory Vote resulting in a 93% vote in favor, indicating strong investor support for good disclosure and a reasonable compensation package. Daniel Amos, Chair and CEO, said, "An advisory vote on our compensation report is a helpful avenue for our shareholders to provide feedback on our pay-for-performance compensation philosophy and pay package."

To date ten other companies have also agreed to an Advisory Vote, including Verizon, MBIA, H&R Block, Ingersoll Rand, Blockbuster and Tech Data. TIAA-CREF, the country's largest pension fund, has successfully utilized the Advisory Vote twice.

Influential proxy voting service, RiskMetrics Group, recommends votes in favor, noting: "RiskMetrics encourages companies to allow shareholders to express their opinions of executive compensation practices by establishing an annual referendum process. An advisory vote on executive compensation is another step forward in enhancing board accountability."

The Council of Institutional Investors endorsed advisory votes and a bill to allow annual advisory votes passed the House of Representatives by a 2-to-1 margin. We believe the statesman like approach for company leaders is to adopt an Advisory Vote voluntarily before required by law.

We believe that existing U.S. Securities and Exchange Commission rules and stock exchange listing standards do not provide shareholders with sufficient mechanisms for providing input to boards on senior executive compensation. In contrast, in the United Kingdom, public companies allow shareholders to cast a vote on the "directors' remuneration report," which discloses executive compensation. Such a vote isn't binding, but gives shareholders a clear voice that could help shape senior executive compensation.

We believe that a company that has a clearly explained compensation philosophy and metrics, reasonably links pay to performance, and communicates effectively to investors would find a management sponsored Advisory Vote a helpful tool.

STATE STREET.

801 Pennsylvania
Kansas City, MO 64105
Telephone (816) 871-4100

December 1, 2008

Julie Kim, Counsel
Time Warner, Inc.
One Time Warner Center
New York, NY 10019-8016

Re: Charitable Trust of the Sisters of Mercy Regional Community of Detroit, Beneficial ownership of Time Warner Inc.

Dear Ms. Kim:

This letter will certify that as of December 1, 2008 State Street Bank and Trust Company, as Custodian, held for the beneficial interest of the Charitable Trust of the Sisters of Mercy Regional Community of Detroit 5,690 shares of Time Warner Inc. common stock. The shares are held in the name of C.B.D. and Co.

Further, please note that the State Street Bank and Trust Company has continuously held at least $17,140 in market value of Time Warner Inc. common stock on behalf of the Charitable Trust of the Sisters of Mercy Regional community of Detroit since July 31, 2003.

If you have any questions concerning this matter, please do not hesitate to contact me at 816.871.7223.

Sincerely,

Richard M. Davis
Assistant Vice President

cc: Sr. Valerie Heinonen

Ursuline Sisters of Tildonk
UNITED STATES PROVINCE
81-15 UTOPIA PARKWAY
JAMAICA, NEW YORK 11432-1308

PROVINCIAL'S OFFICE: (718) 591-0681
FAX: (718) 969-4275

December 1, 2008

Jeffrey L. Bewkes, President and CEO
Time Warner, Inc.
One Time Warner Center
New York, NY 10019-8016

Dear Mr. Bewkes:

On behalf of the Ursuline Sisters of Tildonk, U.S. Province, I am authorized to submit the following resolution, which asks the Board of Directors to adopt a policy that shareholders be given the opportunity annually to vote on an advisory resolution, proposed by Time Warner Inc.'s management, to ratify the compensation of the named executive officers and the accompanying narrative disclosure of material factors provided to understand the decisions, for inclusion in the 2009 proxy statement under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The Ursuline Sisters of Tildonk, U.S. Province, is cosponsoring this resolution with Mercy Investment Program.

The Ursuline Sisters of Tildonk believe that this is one more step toward good corporate governance. While we believe current compensation is beyond what is owed those executives' job performance, we are not seeking control of the process. Rather, we are looking for transparency and common sense in the process.

The Ursuline Sisters are the beneficial owner of 9,000 shares of Time Warner stock. Verification of ownership follows. We plan to hold the stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting.

Yours truly,

Valerie Heinonen, o.s.u.

Valerie Heinonen, o.s.u.
Consultant, Corporate Social Responsibility
205 Avenue C, Apt. 10E
NY, NY 10009
Telephone and fax: 212 674 2542

EXECUTIVE COMPENSATION ADVISORY VOTE

Time Warner -09

RESOLVED, that shareholders of Time Warner, Inc. request the Board of Directors to adopt a policy that provides shareholders the opportunity at each annual shareholder meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

SUPPORTING STATEMENT

Investors are increasingly concerned about mushrooming executive compensation especially when insufficiently linked to performance. In 2008, shareholders filed close to 100 "Say on Pay" resolutions. Votes on these resolutions have averaged 43% in favor, with ten votes over 50%, demonstrating strong shareholder support for this reform.

An Advisory Vote establishes an annual referendum process for shareholders about senior executive compensation. We believe the results of this vote would provide the board and management useful information about shareholder views on the company's senior executive compensation.

In its 2008 proxy, Aflac submitted an Advisory Vote resulting in a 93% vote in favor, indicating strong investor support for good disclosure and a reasonable compensation package. Daniel Amos, Chair and CEO, said, "An advisory vote on our compensation report is a helpful avenue for our shareholders to provide feedback on our pay-for-performance compensation philosophy and pay package."

To date ten other companies have also agreed to an Advisory Vote, including Verizon, MBIA, H&R Block, Ingersoll Rand, Blockbuster and Tech Data. TIAA-CREF, the country's largest pension fund, has successfully utilized the Advisory Vote twice.

Influential proxy voting service, RiskMetrics Group, recommends votes in favor, noting: "RiskMetrics encourages companies to allow shareholders to express their opinions of executive compensation practices by establishing an annual referendum process. An advisory vote on executive compensation is another step forward in enhancing board accountability."

The Council of Institutional Investors endorsed advisory votes and a bill to allow annual advisory votes passed the House of Representatives by a 2-to-1 margin. We believe the statesman like approach for company leaders is to adopt an Advisory Vote voluntarily before required by law.

We believe that existing U.S. Securities and Exchange Commission rules and stock exchange listing standards do not provide shareholders with sufficient mechanisms for providing input to boards on senior executive compensation. In contrast, in the United Kingdom, public companies allow shareholders to cast a vote on the "directors' remuneration report," which discloses executive compensation. Such a vote isn't binding, but gives shareholders a clear voice that could help shape senior executive compensation.

We believe that a company that has a clearly explained compensation philosophy and metrics, reasonably links pay to performance, and communicates effectively to investors would find a management sponsored Advisory Vote a helpful tool.

One Corporate Center
Rye, NY 10580-1435
Tel. (914) 921-5237
Fax (914) 921-5060
www.gabelli.com
cdesmarais@gabelli.com

RESEARCH

GAMCO Asset Management Company

December 1, 2008

Ms. Julie Kim
Counsel
Time Warner, Inc.
One Time Warner Center
New York, NY 10019-8016

Dear Ms. Kim:

This letter will certify that as of December 1, 2008 the Ursuline Sisters of Tildonk are the beneficial owners of 3,000 shares of Time Warner stock. The shares are held in the name of GAMCO Asset Management Inc. at First Clearing, LLC.

Further, please note that the Ursuline Sisters of Tildonk have held at least $2,000 in market value of Time Warner since February 6, 2003.

Thank you.

Sincerely,

Christopher Desmarais
Senior Vice President

GIBSON, DUNN & CRUTCHER LLP

EXHIBIT B

From: *** FISMA & OMB Memorandum M-07-16 ***

Sent: Thursday, November 27, 2008 4:12 PM

To: Washington, Paul (TW)

Cc: Silverman, Janet

Subject: Rule 14a-8 Proposal (TWX) ND

Please see the attachment.

Sincerely,

John Chevedden

<<CCE00004.pdf>>

Mark Filiberto
General Partner
Palm Garden Partners LP
1981 Marcus Ave., Suite C114
Lake Success, NY 11042

Mr. Richard D. Parsons
Time Warner Inc. (TWX)
1 Time Warner Center
New York NY 10019
PH: 212 484-8000

Rule 14a-8 Proposal

Dear Mr. Parsons,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden (*** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Mark Filiberto (signature) 7 Nov 2008

Mark Filiberto Date

cc: Paul F. Washington <Paul.Washington@TimeWarner.com>
Paul F. Washington
Corporate Secretary
PH: 212-484-6753
FX: 212-484-7174
Janet Silverman <Janet.Silverman@timewarner.com>
Assistant General Counsel
T: 212-484-7961
F: 212-202-4124
F: 212-484-7278

[TWX: Rule 14a-8 Proposal, November 27, 2008]

3 – Reincorporate in a Shareowner-Friendly State

Resolved: That shareowners hereby request that our board of directors initiate the appropriate process to change the Company's jurisdiction of incorporation to North Dakota and to elect that the Company be subject to the North Dakota Publicly Traded Corporations Act.

This proposal requests that the board initiate the process to reincorporate the Company in North Dakota under the new North Dakota Publicly Traded Corporations Act. If Home Depot were subject to the North Dakota act there would be additional benefits:

- There would be a right of proxy access for shareowners who owned 5% of our Company's shares for at least two years.
- Shareowners would be reimbursed for their expenses in proxy contests to the extent they are successful.
- The board of directors could not be classified.
- The ability of the board to adopt a poison pill would be limited.
- Shareowners would vote each year on executive pay practices.

These provisions, together with others in the North Dakota act, would give us as shareowners more rights than are available under any other state corporation law. By reincorporating in North Dakota, our company would instantly have the best governance system available.

The SEC recently refused to change its rules to give shareowners a right of access to management's proxy statement. And the Delaware courts recently invalidated a bylaw requiring reimbursement of proxy expenses. Each of those rights is part of the North Dakota act. As a result, reincorporation in North Dakota is now the best alternative for achieving the rights of proxy access and reimbursement of proxy expenses. And at the same time those rights would become available to us as shareowners in a North Dakota corporation, our Company would also shift to cumulative voting, "say on pay," and other best practices in governance.

Our Company needs to improve its governance. The Corporate Library (TCL) www.thecorporatelibrary.com, an independent investment research firm rated our company "D" in Overall Board Effectiveness and "Very High Concern" in executive pay with $19 million for Jeffrey Bewkes and $18 million for Richard Parsons. Time Warner was featured in the "Pay For Failure" report by Paul Hodgson of The Corporate Library. Hodgson noted that Richard Parsons received $25 million over two years while shareholders experienced a 5-year return of minus-31%. We had no shareholder right to Cumulative Voting, to Act by Written Consent or an independent Board Chairman.

Reincorporation in North Dakota provides a way to switch to a vastly improved system of governance in a single step. And reincorporation in North Dakota does not require a major capital investment or layoffs to improve financial performance.

I urge your support for Reincorporating in a Shareowner-Friendly State.

Notes:
Mark Filiberto, General Partner, Palm Garden Partners LP, 1981 Marcus Ave., Suite C114, Lake Success, NY 11042 sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, December 03, 2008 3:57 PM
To: Washington, Paul (TW)
Cc: Silverman, Janet
Subject: Rule 14a-8 Proposal (TWX) ND

Mr. Washington,
Please see the attachment.
Sincerely,

John Chevedden

Mark Filiberto
General Partner
Palm Garden Partners LP
1981 Marcus Ave., Suite C114
Lake Success, NY 11042

Mr. Richard D. Parsons
Time Warner Inc. (TWX)
1 Time Warner Center
New York NY 10019
PH: 212 484-8000

MODIFIED DEC. 3, 2008

Rule 14a-8 Proposal

Dear Mr. Parsons,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Mark Filiberto (signature) 7 Nov 2008

Mark Filiberto Date

cc: Paul F. Washington <Paul.Washington@TimeWarner.com>
Paul F. Washington
Corporate Secretary
PH: 212-484-6753
FX: 212-484-7174
Janet Silverman <Janet.Silverman@timewarner.com>
Assistant General Counsel
T: 212-484-7961
F: 212-202-4124
F: 212-484-7278

[TWX: Rule 14a-8 Proposal, November 27, 2008, Modified December 3, 2008]

3 – Reincorporate in a Shareowner-Friendly State

Resolved: That shareowners hereby request that our board of directors initiate the appropriate process to change the Company's jurisdiction of incorporation to North Dakota and to elect that our Company be subject to the North Dakota Publicly Traded Corporations Act.

This proposal requests that our board initiate the process to reincorporate the Company in North Dakota under the new North Dakota Publicly Traded Corporations Act. If our company were subject to the North Dakota act there would be additional benefits:

- There would be a right of proxy access for shareowners who owned 5% of our Company's shares for at least two years.
- Shareowners would be reimbursed for their expenses in proxy contests to the extent they are successful.
- The board of directors could not be classified.
- The ability of the board to adopt a poison pill would be limited.
- Shareowners would vote each year on executive pay practices.

These provisions, together with others in the North Dakota act, would give us as shareowners more rights than are available under any other state corporation law. By reincorporating in North Dakota, our company would instantly have the best governance system available.

The SEC recently refused to change its rules to give shareowners a right of access to management's proxy statement. And the Delaware courts recently invalidated a bylaw requiring reimbursement of proxy expenses. Each of those rights is part of the North Dakota act. As a result, reincorporation in North Dakota is now the best alternative for achieving the rights of proxy access and reimbursement of proxy expenses. And at the same time those rights would become available to us as shareowners in a North Dakota corporation, our Company would also shift to cumulative voting, "say on pay," and other best practices in governance.

Our Company needs to improve its governance. The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company "D" in Overall Board Effectiveness and "Very High Concern" in executive pay with $19 million for Jeffrey Bewkes and $18 million for Richard Parsons. Time Warner was singled out in the "Pay For Failure" report by Paul Hodgson of The Corporate Library. Hodgson noted that Richard Parsons received $25 million over two years while shareholders experienced a 5-year return of minus-31%. We had no shareholder right to Cumulative Voting, to Act by Written Consent or an independent Board Chairman.

Reincorporation in North Dakota provides a way to switch to a vastly improved system of governance in a single step. And reincorporation in North Dakota does not require a major capital investment or layoffs to improve financial performance.

I urge your support for Reincorporating in a Shareowner-Friendly State.

Notes:

Mark Filiberto, General Partner, Palm Garden Partners LP, 1981 Marcus Ave., Suite C114, Lake Success, NY 11042 sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

TimeWarner

VIA OVERNIGHT MAIL
CONFIRMATION OF RECEIPT REQUESTED

VIA EMAIL

December 9, 2008

Mr. John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

Re: **Proposal Submitted to Time Warner Inc.**

Dear Mr. Chevedden:

A letter from Mr. Mark Filiberto addressed to Richard D. Parsons signed November 7, 2008, received by Time Warner Inc. ("TWI") on November 27, 2008, in which you were designated to act on behalf of Mr. Filiberto in connection with a Rule 14a-8 proposal he has submitted to TWI, has been forwarded to me. An amended letter from Mr. Filiberto was received by TWI on December 3, 2008. A copy of Mr. Filiberto's letter, as amended, is attached. As you are aware, Rule 14a-8 promulgated under the Securities Exchange Act of 1934 governs the requirements for stockholders submitting proposals to a company for inclusion in the company's proxy material for its stockholders' meetings and the situations in which a company is not required to include any such proposal in such proxy material.

Pursuant to Rule 14a-8(b), to be eligible to have a proposal included in the proxy material of TWI, the proponent is required to submit sufficient proof of his or her continuous ownership of at least $2,000 in market value, or 1%, of securities entitled to be voted on the proposal at the meeting for at least one year as of the date the proposal was submitted. To date, we have not received documentary proof of this share ownership. We have reviewed our records of registered stockholders and could not confirm the proponent's ownership.

To remedy this defect, the proponent must submit sufficient proof of his or her ownership of the requisite number of TWI shares. Rule 14a-8(b) provides that sufficient proof may be in the form of (1) a written statement from the "record" holder of the proponent's TWI common stock (usually a broker or bank) verifying that, as of November 27, 2008 (the date the proposal was submitted), the proponent continuously held the requisite number of shares of TWI common stock for at least one year, or (2) if the proponent has filed with the Securities and Exchange Commission a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the proponent's ownership of the requisite number of TWI shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the proponent continuously held the requisite number of TWI shares for the one-year period.

Pursuant to Rule 14a-8(f)(1), this requested documentation must be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this request.

The proxy rules also provide certain substantive criteria pursuant to which a company is permitted to exclude from its proxy materials a stockholder's proposal. This letter addresses only the procedural requirements for submitting a proposal and does not address or waive any of our substantive concerns.

Please address any response to this request and any future correspondence relating to the proposal to my attention. Please note that any correspondence sent to me via fax should be sent to 212-484-7278.

For your reference, I enclose a copy of Rule 14a-8.

Sincerely,

Julie Kim
Counsel

Attachment

cc: Mark Filiberto
Palm Garden Partners LP
1981 Marcus Ave., Suite C114
Lake Success, NY 11042

Mark Filiberto
General Partner
Palm Garden Partners LP
1981 Marcus Ave., Suite C114
Lake Success, NY 11042

Mr. Richard D. Parsons
Time Warner Inc. (TWX)
1 Time Warner Center
New York NY 10019
PH: 212 484-8000

MODIFIED DEC. 3, 2008

Rule 14a-8 Proposal

Dear Mr. Parsons,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Mark Filiberto — 7 Nov 2008
Mark Filiberto — Date

cc: Paul F. Washington <Paul.Washington@TimeWarner.com>
Paul F. Washington
Corporate Secretary
PH: 212-484-6753
FX: 212-484-7174
Janet Silverman <Janet.Silverman@timewarner.com>
Assistant General Counsel
T: 212-484-7961
F: 212-202-4124
F: 212-484-7278

[TWX: Rule 14a-8 Proposal, November 27, 2008, Modified December 3, 2008]

3 – Reincorporate in a Shareowner-Friendly State

Resolved: That shareowners hereby request that our board of directors initiate the appropriate process to change the Company's jurisdiction of incorporation to North Dakota and to elect that our Company be subject to the North Dakota Publicly Traded Corporations Act.

This proposal requests that our board initiate the process to reincorporate the Company in North Dakota under the new North Dakota Publicly Traded Corporations Act. If our company were subject to the North Dakota act there would be additional benefits:

- There would be a right of proxy access for shareowners who owned 5% of our Company's shares for at least two years.
- Shareowners would be reimbursed for their expenses in proxy contests to the extent they are successful.
- The board of directors could not be classified.
- The ability of the board to adopt a poison pill would be limited.
- Shareowners would vote each year on executive pay practices.

These provisions, together with others in the North Dakota act, would give us as shareowners more rights than are available under any other state corporation law. By reincorporating in North Dakota, our company would instantly have the best governance system available.

The SEC recently refused to change its rules to give shareowners a right of access to management's proxy statement. And the Delaware courts recently invalidated a bylaw requiring reimbursement of proxy expenses. Each of those rights is part of the North Dakota act. As a result, reincorporation in North Dakota is now the best alternative for achieving the rights of proxy access and reimbursement of proxy expenses. And at the same time those rights would become available to us as shareowners in a North Dakota corporation, our Company would also shift to cumulative voting, "say on pay," and other best practices in governance.

Our Company needs to improve its governance. The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company "D" in Overall Board Effectiveness and "Very High Concern" in executive pay with $19 million for Jeffrey Bewkes and $18 million for Richard Parsons. Time Warner was singled out in the "Pay For Failure" report by Paul Hodgson of The Corporate Library. Hodgson noted that Richard Parsons received $25 million over two years while shareholders experienced a 5-year return of minus-31%. We had no shareholder right to Cumulative Voting, to Act by Written Consent or an independent Board Chairman.

Reincorporation in North Dakota provides a way to switch to a vastly improved system of governance in a single step. And reincorporation in North Dakota does not require a major capital investment or layoffs to improve financial performance.

I urge your support for Reincorporating in a Shareowner-Friendly State.

Notes:
Mark Filiberto, General Partner, Palm Garden Partners LP, 1981 Marcus Ave., Suite C114, Lake Success, NY 11042 sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

Rule 14a-8 – Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

        ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

            A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

            B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

            C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and sends its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and sends its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body; or a procedure for such nomination or election:

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

    2. The company must file six paper copies of the following:

        i. The proposal;

        ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, December 09, 2008 4:01 PM
To: Kim, Julie
Subject: Rule 14a-8 Broker Letter (TWX) ND, Palm Garden Partners LP Proposal

Dear Ms. Kim, Attached is the broker letter requested. Please advise within one business day whether there is any further rule 14a-8 broker letter requirement.
Sincerely,

John Chevedden

NATIONAL FINANCIAL
Services LLC

200 Liberty Street
One World Financial Center
New York, NY 10281

November 7, 2008

TIME WARNER INC.
1 TIME WARNER CENTER, 15TH FL
NEW YORK, NY 10019

To Whom It May Concern:

This letter certifies that PALM GARDEN PARTNERS LP. is currently the beneficial owner of the Time Warner Inc. Securities, and has held the position with National Financial Services, LLC since May 2005

Client has continuously held not less than 400 shares.
The current holding is 800 shares

Sincerely,

Lewis Trezza, Manager
Proxy Department

Post-it® Fax Note 7671	Date 12-9-08	# of pages ▸
To Julie Kim	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 212-484-7278	Fax #	

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

agoodman@gibsondunn.com

December 31, 2008

Direct Dial
(202) 955-8653

Fax No.
(202) 530-9677

Client No.
C 92415-00001

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Time Warner Inc.; Stockholder Proposal of the Congregation of the Sisters of Charity of the Incarnate Word*
Stockholder Proposal of The Community of the Sisters of St. Dominic of Caldwell New Jersey
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Time Warner Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Stockholders (collectively, the "2009 Proxy Materials") two identical stockholder proposals (each, a "Proposal," and, collectively, the "Proposals") and statements in support thereof submitted by the Congregation of the Sisters of Charity of the Incarnate Word (the "Sisters of Charity Proponents") and The Community of the Sisters of St. Dominic of Caldwell New Jersey (the "Sisters of St. Dominic Proponents") (collectively referred to herein as the "Proponents"), both naming Sister Valerie Heinonen of Mercy Investment Program as their primary contact.

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2009 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to the Proposals, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSALS AND THE PRIOR PROPOSAL

On December 1, 2008, the Proponents submitted the Proposals for inclusion in the 2009 Proxy Materials. The Proposals, which are identical, state:

> RESOLVED, that shareholders of Time Warner, Inc. request the Board of Directors to adopt a policy that provides shareholders the opportunity at each annual shareholder meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

A copy of the Proposal and the cover letter submitted by the Sisters of Charity Proponents are attached to this letter as Exhibit A. A copy of the Proposal and the cover letter submitted by the Sisters of St. Dominic Proponents are attached to this letter as Exhibit B.

Prior to that date, on November 27, 2008, the Company received a stockholder proposal (the "Prior Proposal") submitted by John Chevedden purportedly under the name of Mark Filiberto as general partner of Palm Garden Partners LP as his nominal proponent. The Company subsequently received a revised version of the Prior Proposal on December 3, 2008. The differences between the two versions of the Prior Proposal are small and the Company has accepted the revised version of the Prior Proposal in lieu of the original version. This request addresses only the revised version of the Prior Proposal. The Prior Proposal states:

> Resolved: That shareowners hereby request that our board of directors initiate the appropriate process to change the Company's jurisdiction of incorporation to North Dakota and to elect that the Company be subject to the North Dakota Publicly Traded Corporations Act.

The Prior Proposal goes on to state that, if the Company were subject to this statute, "[s]hareowners would vote each year on executive pay practices."

A copy of the Prior Proposal, as well as related correspondence, is attached to this letter as Exhibit C.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposals may be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponents have not provided the requisite proof of continuous stock ownership in response to the Company's proper request for that information. Alternatively, if the Staff does not concur that the Prior Proposal is excludable for the reasons addressed in separate no-action requests submitted to the Commission on December 29, 2008, then the Company intends to include the Prior Proposal in its 2009 Proxy Materials. In that event, and in the event that the Staff does not concur that the Proposals are excludable pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1), we hereby respectfully request that the Staff concur in our view that the Proposals may be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(11) because the Proposals are substantially duplicative of the Prior Proposal.

ANALYSIS

I. The Proposals May Be Excluded under Rule 14a-8(b) and Rule 14a-8(f)(1) Because the Proponents Failed to Establish the Requisite Eligibility to Submit the Proposals.

The Company may exclude the Proposals under Rule 14a-8(f)(l) because the Proponents have not substantiated their eligibility to submit their respective Proposals under Rule 14a-8(b). Rule 14a-8(b)(l) provides, in relevant part, that "[i]n order to be eligible to submit a proposal, [a stockholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the stockholder submits] the proposal." Staff Legal Bulletin No. 14 specifies that when the stockholder is not the registered holder, the stockholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the stockholder may do by one of the two ways provided in Rule 14a-8(b)(2). *See* Section C.1.c, Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14").

A. Proposal Submitted by the Sisters of Charity Proponents

The Sisters of Charity Proponents submitted their Proposal to the Company on December 1, 2008 via Federal Express, and the Company received the Proposal on December 2, 2008. *See* Exhibit A. The Company reviewed its stock records, which did not indicate that the Sisters of Charity Proponents were the record owners of any Company shares. Further, the Proposal did not include any documentary evidence that the Sisters of Charity Proponents owned Company shares. The cover letter accompanying the Proposal notified the

Company that Sister Valerie Heinonen of Mercy Investment Program was to serve as the primary contact for concerns relating to the Proposals.

Accordingly, the Company sought additional verification that the Sisters of Charity Proponents were eligible to submit the Proposal. Specifically, the Company sent a letter addressed to Sister Valerie Heinonen, as the primary contact for the Sisters of Charity Proponents, via overnight mail on December 4, 2008, which was within 14 calendar days of the Company's receipt of the Proposal (the "Sisters of Charity Deficiency Notice"). *See* Exhibit D. The Company also sent a copy of the Sisters of Charity Deficiency Notice to the Sisters of Charity Proponents. The Company has received confirmation that Sister Heinonen and the Sisters of Charity Proponents received the Sisters of Charity Deficiency Notice on December 5, 2008. *See* Exhibit E. The Sisters of Charity Deficiency Notice notified Sister Heinonen and the Sisters of Charity Proponents of the requirements of Rule 14a-8 and how to cure the procedural deficiency; specifically, that a stockholder must satisfy the ownership requirements under Rule 14a-8(b). In addition, the Sisters of Charity Deficiency Notice included a copy of Rule 14a-8. The Sisters of Charity Deficiency Notice indicated that the Company had not received documentary proof of the Sisters of Charity Proponents' share ownership, and further stated:

> To remedy this defect, the proponent must submit sufficient proof of its ownership of the requisite number of [Company] shares. Under Rule 14a-8(b), the amount of such shares for which the proponent provides sufficient proof of ownership, together with any shares owned by any cofilers who provide sufficient proof of ownership, must have a market value of $2,000, or 1%, of [the Company's] shares entitled to vote on the proposal. Rule 14a-8(b) provides that sufficient proof may be in the form of (1) a written statement from the "record" holder of the proponent's [Company] common stock (usually a broker or bank) verifying that, as of December 1, 2008 (the date the proposal was submitted), the proponent continuously held the requisite number of shares of [the Company's] common stock for at least one year, or (2) if the proponent has filed with the Securities and Exchange Commission a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the proponent's ownership of the requisite number of [Company] shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the proponent continuously held the requisite number of [Company] shares for the one-year period.

On December 18, 2008, the Company received letters dated December 1, 2008 from Citibank, N.A. (the "Citibank Letter") and BNY Mellon (the "BNY Mellon Letter") purporting to demonstrate the Sisters of Charity Proponents' continuous ownership of Company securities.

See Exhibit F. The Citibank Letter stated that the Sisters of Charity Proponents had continuously held Company securities with a market value of at least $2,000 for the period December 2, 2007 through June 30, 2008. The BNY Mellon Letter stated that the Sisters of Charity Proponents had continuously held Company securities with a market value of at least $2,000 for the period July 1, 2008 through December 1, 2008. However, taken together, the Citibank Letter and the BNY Mellon letter are insufficient to establish the Sisters of Charity Proponents' ownership under Rule 14a-8(b). Specifically, the letters do not establish that the Sisters of Charity Proponents continuously owned the requisite amount of Company securities for the period between December 1, 2007 (one year prior to the date the Proposal was submitted) and December 1, 2008 (the date the Proposal was submitted). In this regard, the letters do not reflect that the Sisters of Charity Proponents owned Company securities on December 1, 2007.

B. Proposal Submitted by the Sisters of St. Dominic Proponents

The Sisters of St. Dominic Proponents submitted their Proposal to the Company on December 1, 2008, and the Company received the Proposal on December 2, 2008. The Proposal included a letter from State Street dated November 17, 2008 (the "State Street Letter"), indicating that the Sisters of St. Dominic Proponents were the beneficial owner of 100 shares of the Company's securities. *See* Exhibit G. The cover letter accompanying the Proposal also notified the Company that Sister Valerie Heinonen was to serve as the primary contact for concerns relating to the Proposal.

Accordingly, the Company sought additional verification that the Sisters of St. Dominic Proponents were eligible to submit the Proposal. Specifically, the Company sent a letter addressed to Sister Valerie Heinonen via overnight mail on December 4, 2008, which was within 14 calendar days of the Company's receipt of the Proposal (the "Sisters of St. Dominic Deficiency Notice"). *See* Exhibit H. The Company also sent a copy of the Sisters of St. Dominic Deficiency Notice to the Sisters of St. Dominic Proponents. The Company has received confirmation that Sister Heinonen and the Sisters of St. Dominic Proponents received the Sisters of St. Dominic Deficiency Notice on December 5, 2008. *See* Exhibit I. The Sisters of St. Dominic Deficiency Notice notified Sister Heinonen and the Sisters of St. Dominic of the requirements of Rule 14a-8 and how to cure the procedural deficiency; specifically, that a stockholder must satisfy the ownership requirements under Rule 14a-8(b). In addition, the Sisters of St. Dominic Deficiency Notice included a copy of Rule 14a-8. The Sisters of St. Dominic Deficiency Notice indicated that the Company had not received sufficient documentary proof of the Sisters of St. Dominic Proponents' share ownership, and further stated:

> To remedy this defect, the proponent must submit sufficient proof of its ownership of the requisite number of [Company] shares. Under Rule 14a-8(b), the amount of such shares for which the proponent provides sufficient proof of ownership, together with any shares owned by any cofilers who provide sufficient

> proof of ownership, must have a market value of $2,000, or 1%, of [the Company's] shares entitled to vote on the proposal. Rule 14a-8(b) provides that sufficient proof may be in the form of (1) a written statement from the "record" holder of the proponent's [Company] common stock (usually a broker or bank) verifying that, as of December 1, 2008 (the date the proposal was submitted), the proponent continuously held the requisite number of shares of [Company] common stock for at least one year, or (2) if the proponent has filed with the Securities and Exchange Commission a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the proponent's ownership of the requisite number of [Company] shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the proponent continuously held the requisite number of [Company] shares for the one-year period.

The Sisters of St. Dominic Deficiency Notice also explicitly outlined the two deficiencies with respect to the proof of ownership that the Sisters of St. Dominic Proponents submitted with the Proposal. Specifically, it indicated that the State Street Letter did not establish continuous ownership of Company securities for the one-year period prior to the date the Proposal was submitted and that the State Street Letter did not establish ownership of sufficient Company securities. In this regard, the Sisters of St. Dominic Deficiency Notice stated:

> [T]he letter from State Street attempting to verify the proponent's ownership of [Company] shares does not establish that the proponent continuously owned the requisite number of shares for a period of one year as of the date that the proposal was submitted, because the proposal was submitted on December 1, 2008, and the proof of ownership that [the Company] received from State Street indicates that the proponent has held its [Company] shares for at least one year as of November 17, 2008, the date of the letter from State Street.

The Sisters of St. Dominic Deficiency Notice further stated:

> Moreover, the letter from State Street indicates that the proponent is the beneficial owner of 100 shares of [the Company]. The calculation of the ownership requirement is set forth in the SEC's Staff Legal Bulletin No. 14 (July 13, 2001) (http://www.sec.gov/interps/legal/cfslb14.htm). Pursuant to that Bulletin, the value of shares for purposes of Rule 14a-8(b) is determined by multiplying the number of shares continuously held for the year prior to submission by the highest selling price on the New York Stock Exchange of [Company] stock during the 60 calendar days before submission of the proposal. This calculation results in an amount below the $2,000, or 1%, requirement.

As noted above, the State Street Letter stated that the Sisters of St. Dominic Proponents were the beneficial owners of 100 Company shares that were continuously held for more than one year through November 17, 2008, the date of the State Street Letter. However, the State Street Letter is insufficient to establish the Sisters of St. Dominic Proponents' ownership under Rule 14a-8(b) in two respects. Specifically, the State Street Letter does not establish that the Sisters of St. Dominic Proponents continuously owned the requisite amount of the Company securities for the one-year period as of the date the Proposal was submitted to the Company because: (1) it does not establish ownership of Company securities for the period between November 17, 2008 (the date of the State Street Letter) and December 1, 2008 (the date the Proposal was submitted); and (2) it does not establish ownership of at least $2,000 in market value or 1% of Company securities. In this regard, when calculated in accordance with SLB 14, 100 shares of Company stock represent $1,309 in market value. As of December 23, 2008, the Sisters of St. Dominic Proponents had not replied to the Sisters of St. Dominic Deficiency Notice. Accordingly, the Sisters of St. Dominic Proponents have failed to reply within 14 calendar days of receiving the notice, the period prescribed by Rule 14a-8(f).

C. Correspondence from Parties Who Are Not Proponents of the Proposals

Since the Proponents first submitted the Proposals, the Company has received correspondence from three religious organizations regarding their beneficial ownership of Company securities. However, none of these organizations is a proponent of the Proposals.

On December 9, 2008 the Company received a letter dated December 8, 2008, from Northern Trust Corporation regarding Mercy Investment Program's beneficial ownership of the Company's securities. *See* Exhibit J. This letter certified that "as of December 1, 2008, Northern Trust Corporation, as custodian, held for the beneficial interest of the Mercy Investment Program, 200 shares of [the Company's] common Stock." However, Mercy Investment Program is not a proponent of either one of the Proposals.

On December 16, 2008, the Company received a letter from State Street certifying that as of December 1, 2008, the Charitable Trust of the Sisters of Mercy Regional Community of Detroit beneficially owned 5,690 shares of the Company's securities. *See* Exhibit K. However, the Charitable Trust of the Sisters of Mercy Regional Community of Detroit is not a proponent of either Proposal.

On December 19, 2008, the Company received a letter dated December 1, 2008, from GAMCO Asset Management Company certifying that as of December 1, 2008, the Ursuline Sisters of Tildonk beneficially owned 3,000 shares of the Company's securities and that they had held at least $2,000 in market value of the Company's securities since February 6, 2003. *See* Exhibit L. However, the Ursuline Sisters of Tildonk is not a proponent of either Proposal.

D. No-Action Letter Precedent

Rule 14a-8(f) provides that a company may exclude a stockholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the continuous ownership requirements, provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time. The Company satisfied its obligation under Rule 14a-8 by timely sending the deficiency notices to the Proponents. However, the ownership information provided by both the Sisters of Charity Proponents and the Sisters of St. Dominic Proponents fails to meet the requirements set out in Rule 14a-8(b)(1) to substantiate that they are eligible to submit the Proposals. Specifically, the Citibank Letter and the BNY Mellon Letter do not demonstrate the Sisters of Charity Proponents' continuous ownership of the requisite number of Company shares for the one-year period as of the date they submitted their Proposal to the Company. Likewise, the State Street Letter does not demonstrate the Sisters of St. Dominic Proponents' continuous ownership of the requisite number of Company shares for the one-year period as of the date the Proposal was submitted to the Company. Moreover, the ownership information that the Company has received from Northern Trust Corporation regarding Company securities owned by Mercy Investment Program, from State Street regarding Company securities owned by the Charitable Trust of the Sisters of Mercy Regional Community of Detroit, and from GAMCO Asset Management Company regarding Company securities beneficially owned by the Ursuline Sisters of Tildonk, is not relevant because none of these parties is a proponent of the Proposals.

On numerous occasions the Staff has concurred with a company's omission of a stockholder proposal based on the proponent's failure to provide satisfactory evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1). *See, e.g., Pall Corp.* (avail. Sept. 20, 2005) (permitting the exclusion of a stockholder proposal where the proponent had "failed to supply support sufficiently evidencing that it satisfied the minimum ownership requirement continuously for the one-year period as of the date it submitted the proposal"); *International Business Machines Corp.* (avail. Jan. 7, 2004) (concurring in the exclusion of a stockholder proposal where the proponent did not provide "support sufficiently evidencing that she satisfied the minimum ownership requirement continuously for the one-year period"); *Moody's Corp.* (avail. Mar. 7, 2002) (concurring in the exclusion of a stockholder proposal where the proponent did not supply support sufficient to demonstrate continuous ownership of the requisite number of shares for the one-year period prior to the date the proponent submitted the proposal). Specifically, when a company sends a deficiency notice, the proponent's response must be sufficient to establish the ownership requirements under Rule 14a-8(b). *See, e.g., McClatchy Co.* (avail. Feb. 1, 2008) (concurring in the exclusion of a stockholder proposal where the proponent responded to a deficiency notice sent by the company but failed to meet all of the requirements of Rule 14a-8(b)).

Moreover, the Staff has previously made clear the need for precision in the context of demonstrating a stockholder's eligibility under Rule 14a-8(b) to submit a stockholder proposal. SLB 14 states:

> If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?
>
> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

Accordingly, the Staff consistently has permitted companies to omit stockholder proposals when the evidence of ownership submitted by a proponent covers a period of time that falls short of the required one-year period prior to the submission of the proposal. For example, in *International Business Machines Corp.* (avail. Dec. 7, 2007), the Staff concurred with the exclusion of a stockholder proposal where the proponent submitted a broker letter dated four days before the proponent submitted its proposal to the company. *See also Wal-Mart Stores, Inc.* (avail. Feb. 2, 2005) (concurring with the exclusion of a stockholder proposal where the proposal was submitted December 6, 2004 and the documentary evidence demonstrating ownership of the company's securities covered a continuous period ending November 22, 2004); *Gap, Inc.* (avail. March 3, 2003) (concurring with the exclusion of a proposal where the date of submission was November 27, 2002 but the documentary evidence of the proponent's ownership of the company's securities covered a two-year period ending November 25, 2002); *AutoNation, Inc.* (avail. Mar. 14, 2002) (concurring with the exclusion of a stockholder proposal where the proponent had held shares for two days less than the required one-year period).

As was the case in the precedent cited above, despite proper notice, the Company has not received sufficient evidence from either the Sisters of Charity Proponents or the Sisters of St. Dominic Proponents demonstrating that they continuously owned the requisite dollar value of Company shares for the one-year period prior to the date they submitted their respective Proposals, as required by Rule 14a-8(b).[1] For these reasons, the Company believes that the

---

[1] Moreover, even if the Sisters of Charity Proponents and the Sisters of St. Dominic Proponents were viewed as co-proponents, the Company has not received sufficient evidence demonstrating that, in the aggregate, they continuously owned the requisite dollar value of Company shares for the period between December 1, 2007 (one year prior to the date the

[Footnote continued on next page]

Proposals may be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1).

II. The Proposals May Be Excluded under Rule 14a-8(i)(11) as Substantially Duplicative of a Previously Submitted Proposal.

Rule 14a-8(i)(11) provides that a stockholder proposal may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that "[t]he purpose of [Rule 14a-8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976).

The Proposals are substantially duplicative of the previously submitted Prior Proposal. Specifically, the Proposals request that the Company implement an advisory vote on the Company's executive compensation, as reported in the Summary Compensation Table and the accompanying narrative disclosure set forth in the annual proxy statement. Likewise, the Prior Proposal requests that the Company elect to be governed by the North Dakota Publicly Traded Corporations Act (the "North Dakota Act"). One section of the North Dakota Act provides:

> **Section 1, 10-35-12. Regular meeting of shareholders.**
> 5. The committee of the board of a publicly traded corporation that has authority to set the compensation of executive officers must report to the shareholders at each regular meeting of shareholders on the compensation of the corporation's executive officers. The shareholders that are entitled to vote for the election of directors shall also be entitled to vote on an advisory basis on whether they accept the report of the committee.

[Footnote continued from previous page]

Proposals were submitted) and December 1, 2008 (the date the Proposals were submitted). Specifically, as discussed above, the ownership information that the Company has received does not reflect that the Sisters of Charity Proponents owned Company shares on December 1, 2007. This ownership deficiency is analogous to the deficiency addressed in SLB 14 quoted above. Moreover, on that same date (December 1, 2007), the Sisters of St. Dominic Proponents owned only 100 shares, or $1,309 in market value, of Company stock.

Thus, the implementation of either the Proposals or the Prior Proposal would result in stockholders having the ability to cast advisory votes on the Company's executive compensation disclosures.

When a company receives two substantially duplicative proposals, the Staff has indicated that the company must include in its proxy materials the proposal it received first, unless that proposal may otherwise be excluded. *See Atlantic Richfield Co.* (avail. Jan. 11, 1982); *see also Great Lakes Chemical Corp.* (avail. Mar. 2, 1998); *Pacific Gas & Electric Co.* (avail. Jan. 6, 1994). The Company received the Prior Proposal on November 27, 2008, five days before it received the Proposals on December 2, 2008. Accordingly, if the Staff does not concur with the exclusion of the Prior Proposal for the reasons addressed in the separate no-action requests, then the Company intends to include the Prior Proposal in its 2009 Proxy Materials. In that event, and in the event that the Staff does not concur that the Proposals are excludable pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1), the Company intends to exclude the Proposals as substantially duplicative of the Prior Proposal.

Pursuant to Staff precedent, the standard applied in determining whether proposals are substantially duplicative is whether the proposals present the same "principal thrust" or "principal focus." *See Pacific Gas & Electric Co.* (avail. Feb. 1, 1993) (comparing the "principal thrust" of a subsequently submitted proposal with the "principal focus" of a previously submitted proposal in the context of Rule 14a-8(i)(11)). Proposals need not be identical in order for a company to exclude a subsequently submitted proposal from its proxy statement in reliance on Rule 14a-8(i)(11). *See, e.g., International Paper Co.* (avail. Feb. 19, 2008) (allowing exclusion of a proposal asking that the board remove supermajority vote requirements from the company's charter as substantially duplicative of a proposal asking that the board adopt simple majority vote requirements in the company's charter and bylaws); *General Motors Corp. (Catholic Healthcare West)* (avail. Apr. 5, 2007) (allowing exclusion of a proposal requesting an annual statement of each contribution made with respect to a political campaign, political party, or attempt to influence legislation as substantially duplicative of proposal requesting a report outlining the company's political contribution policy along with a statement of non-deductible political contributions made during the year); *Qwest Communications International, Inc.* (avail. Mar. 8, 2006) (allowing exclusion of a proposal to amend the company's governance documents to provide that directors be elected by a majority vote as substantially duplicative of a proposal requesting that the board amend the bylaws to provide that directors be elected by majority vote in uncontested elections and by plurality vote in contested elections). In the instant case, the Proposals and the Prior Proposal have the same principal thrust and focus because each seeks to give stockholders an advisory vote on executive compensation. The supporting statement for the Prior Proposal specifically states that implementation of the Prior Proposal means that "[s]hareowners would vote each year on executive pay practices" and that "our Company would . . . shift to . . . 'say on pay.'"

The Staff consistently has taken the position that proposals may differ in their terms or scope and still be deemed substantially duplicative for the purposes of Rule 14a-8(i)(11), as long as the proposals have the same principal thrust or focus. For example, in *PepsiCo Inc.* (avail. Jan. 31, 2008), the Staff concurred that the company could exclude under Rule 14a-8(i)(11) a stockholder proposal calling for an advisory vote on executive compensation as substantially duplicative of an earlier received proposal, even though the two proposals differed slightly in what they requested that stockholders vote upon, with one requesting an advisory vote on the compensation committee's report on executive compensation and policies and practices as disclosed in the Compensation Discussion and Analysis, and the other requesting an advisory vote on the Compensation Discussion and Analysis. Similarly, here, the Proposals request a vote on the executives' reported compensation but not the Compensation Discussion and Analysis, while implementation of the Prior Proposal would provide stockholders with an advisory vote on a board compensation committee report as required under the North Dakota Act. Likewise, in *Merck & Co., Inc.* (avail. Jan. 10, 2006), the Staff concurred with the company's view that a proposal seeking adoption of a policy making a significant portion of future stock option grants to senior executives performance-based was substantially duplicative of an earlier proposal asking that the board take the steps needed to see that the company did not award any new stock options or reprice or renew current stock options. Although not identical, both proposals sought future limitations on grants of stock options, and therefore, the principal thrust and focus of the proposals was the same. *See also Pacific Gas & Electric Co.* (avail. Feb. 1, 1993) (concurring with company's view that a proposal asking the company to link the chief executive officer's total compensation to company performance was substantially duplicative of two other proposals asking the company to: (1) tie all executive compensation other than salary to performance indicators; and (2) impose ceilings on future total compensation of officers and directors in order to reduce their compensation).

The fact that the Prior Proposal also addresses other topics not related to executive compensation, as discussed above, does not alter this analysis, as the Staff previously has concurred that Rule 14a-8(i)(11) is available even when one proposal touches upon matters not addressed in the subsequently submitted proposal. For example, in *Wal-Mart Stores, Inc. (Gerson)* (avail. Apr. 3, 2002), the Staff concurred with exclusion under Rule 14a-8(i)(11) of a proposal requesting a report on gender equality because the company had previously received and intended to include in its proxy materials a proposal requesting a report on gender and race equality. Likewise, in *Constellation Energy Group* (avail. Feb. 19, 2004), the Staff concurred that a proposal requesting that the company develop a performance-based equity grant program for executive officers substantially duplicated a previously submitted proposal that requested the company to implement a "commonsense executive compensation program" containing a range of features, one of which related to equity compensation design. The Proposals and the Prior Proposal have the same effect; each would result in a stockholder advisory vote on executive compensation.

A primary rationale behind the "principal thrust" / "principal focus" concept is that the inclusion in a single proxy statement of multiple proposals addressing the same issue in different terms may confuse stockholders and place a company and its board of directors in a position where they are unable to determine the stockholders' will. If the Company were to include both the Proposals and the Prior Proposal in its 2009 Proxy Materials, this would create confusion for stockholders because both proposals ask them to vote on the same subject matter—whether to implement an advisory vote on executive compensation. This is especially true because the Proposals specifically request an advisory vote on executive compensation, while the Prior Proposal would have the company implement both an advisory vote on executive compensation and many other corporate governance provisions. If the Proposals and the Prior Proposal were approved by stockholders, the Company could face alternative obligations in order to comply with the terms of each proposal—an advisory vote on executive compensation that specifically excludes the description of executive compensation set forth in the Compensation Discussion and Analysis and an advisory vote on a state-law-mandated report on the compensation of the Company's executive officers. The Company would have difficulty determining which advisory vote the stockholders preferred and would be unable to implement both proposals fully. Likewise, if the Prior Proposal passed and the Proposals failed, or vice versa, the Company would be unable to determine the stockholders' will, and it would be difficult for the Company to decide what course of action it should take with respect to giving stockholders an advisory vote on executive compensation.

If the Staff does not concur that the Prior Proposal is excludable for the reasons addressed in separate no-action requests submitted to the Commission on December 29, 2008, then the Company intends to include the Prior Proposal in its 2009 Proxy Materials. In that event, and in the event that the Staff does not concur that the Proposals are excludable pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1), the Company believes that the Proposals may be excluded pursuant to Rule 14a-8(i)(11) as substantially duplicative of the previously submitted Prior Proposal.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposals from its 2009 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If I can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or Julie Y. Kim, the Company's Counsel, at (212) 484-8142.

Sincerely,

Amy L. Goodman /GM

Amy L. Goodman

ALG/ser
Enclosures

cc: Julie Y. Kim, Time Warner Inc.
Sister Valerie Heinonen, o.s.u., Mercy Investment Program
Sister Lillian Anne Healy, CCVI, Director of Corporate Social Responsibility, Sisters of Charity of the Incarnate Word
Patricia A. Daly, OP, Corporate Responsibility Representative, The Community of the Sisters of St. Dominic of Caldwell New Jersey

EXHIBIT A

CONGREGATION
of the
SISTERS of CHARITY of the INCARNATE WORD
P.O. BOX 230969 • 6510 LAWNDALE • HOUSTON, TEXAS 77223-0969
(713) 928-6053 • (713) 921-2949 FAX

December 1, 2008

Jeffrey L. Bewkes, President & CEO
Time Warner, Inc.
One Time Warner Center
New York, NY 10019-8016

Dear Mr. Bewkes,

As Director of Corporate Social Responsibility for the Congregation of the Sisters of Charity of the Incarnate Word, Houston, Texas. I am hereby authorized to notify you of our intention to submit the shareholder proposal Executive Compensation Advisory Vote in coordination with Valerie Heinonen, o.s.u., of Mercy Investment Program who shall serve as the primary contact for the shareholder group. We hereby support its inclusion in the proxy statement in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The Congregation of the Sisters of Charity of the Incarnate Word, Houston, Texas is the beneficial owner of $2,000 worth of Time Warner, Incorporated stock. Verification of beneficial ownership will be forwarded under separate cover. We have held stock for over one year and plan to continue to hold shares through the 2009 shareholder meeting.

Sincerely,

Sister Lillian Anne Healy, CCVI
Director of Corporate Social Responsibility

Enclosure (1)

JC

Cc: Sr. Valerie Heinonen, o.s.u.
Mercy Investment Program
205 Avenue C, #10E
New York, NY 10019-8016

Julie Wokaty, Program Director
ICCR
475 Riverside Drive, Suite 1842
New York, NY 10115-0050

EXECUTIVE COMPENSATION ADVISORY VOTE

Time Warner -09

RESOLVED, that shareholders of Time Warner, Inc. request the Board of Directors to adopt a policy that provides shareholders the opportunity at each annual shareholder meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

SUPPORTING STATEMENT

Investors are increasingly concerned about mushrooming executive compensation especially when insufficiently linked to performance. In 2008, shareholders filed close to 100 "Say on Pay" resolutions. Votes on these resolutions have averaged 43% in favor, with ten votes over 50%, demonstrating strong shareholder support for this reform.

An Advisory Vote establishes an annual referendum process for shareholders about senior executive compensation. We believe the results of this vote would provide the board and management useful information about shareholder views on the company's senior executive compensation.

In its 2008 proxy, Aflac submitted an Advisory Vote resulting in a 93% vote in favor, indicating strong investor support for good disclosure and a reasonable compensation package. Daniel Amos, Chair and CEO, said, "An advisory vote on our compensation report is a helpful avenue for our shareholders to provide feedback on our pay-for-performance compensation philosophy and pay package."

To date ten other companies have also agreed to an Advisory Vote, including Verizon, MBIA, H&R Block, Ingersoll Rand, Blockbuster and Tech Data. TIAA-CREF, the country's largest pension fund, has successfully utilized the Advisory Vote twice.

Influential proxy voting service, RiskMetrics Group, recommends votes in favor, noting: "RiskMetrics encourages companies to allow shareholders to express their opinions of executive compensation practices by establishing an annual referendum process. An advisory vote on executive compensation is another step forward in enhancing board accountability."

The Council of Institutional Investors endorsed advisory votes and a bill to allow annual advisory votes passed the House of Representatives by a 2-to-1 margin. We believe the statesman like approach for company leaders is to adopt an Advisory Vote voluntarily before required by law.

We believe that existing U.S. Securities and Exchange Commission rules and stock exchange listing standards do not provide shareholders with sufficient mechanisms for providing input to boards on senior executive compensation. In contrast, in the United Kingdom, public companies allow shareholders to cast a vote on the "directors' remuneration report," which discloses executive compensation. Such a vote isn't binding, but gives shareholders a clear voice that could help shape senior executive compensation.

We believe that a company that has a clearly explained compensation philosophy and metrics, reasonably links pay to performance, and communicates effectively to investors would find a management sponsored Advisory Vote a helpful tool.

CONGREGATION
of the
SISTERS of CHARITY of the INCARNATE WORD
P.O. BOX 230969 • 6510 LAWNDALE • HOUSTON, TEXAS 77223-0969, USA
Sister Lillian Anne Healy, Corporate Social Responsibility

Jeffrey L. Bewkes, President & CEO
Time Warner, Inc.
One Time Warner Center
New York, NY 10019-8016

EXHIBIT B

Sisters of St. Dominic of Caldwell New Jersey

Office of Corporate Responsibility
40 South Fullerton Ave.
Montclair NJ 07042

973 509-8800 voice
973 509-8808 fax
tricri@mindspring.com

December 1, 2008

Mr. Jeffrey L. Bewkes
President and CEO
Time Warner, Inc.
One Time Warner Center
New York, NY 10019-8016

Dear Mr. Bewkes:

The Community of the Sisters of St. Dominic of Caldwell, NJ is the beneficial owner of one hundred (100) shares of Time Warner, which we intend to hold at least until after the next annual meeting. Verification of ownership is attached.

I am hereby authorized to notify you of our intention to file the attached proposal asking our Company to adopt an advisory vote ratifying compensation for executive officers for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with rule 14-a-8 of the general rules and regulations of The Securities and Exchange Act of 1934.

Sister Valerie Heinonen OSU will serve as the primary contact for these concerns.

Sincerely,

Patricia A. Daly, OP
Corporate Responsibility Representative

EXECUTIVE COMPENSATION ADVISORY VOTE
Time Warner - 09

RESOLVED, that shareholders of Time Warner, Inc. request the Board of Directors to adopt a policy that provides shareholders the opportunity at each annual shareholder meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

SUPPORTING STATEMENT

Investors are increasingly concerned about mushrooming executive compensation especially when insufficiently linked to performance. In 2008, shareholders filed close to 100 "Say on Pay" resolutions. Votes on these resolutions have averaged 43% in favor, with ten votes over 50%, demonstrating strong shareholder support for this reform.

An Advisory Vote establishes an annual referendum process for shareholders about senior executive compensation. We believe the results of this vote would provide the board and management useful information about shareholder views on the company's senior executive compensation.

In its 2008 proxy, Aflac submitted an Advisory Vote resulting in a 93% vote in favor, indicating strong investor support for good disclosure and a reasonable compensation package. Daniel Amos, Chair and CEO, said, "An advisory vote on our compensation report is a helpful avenue for our shareholders to provide feedback on our pay-for-performance compensation philosophy and pay package."

To date ten other companies have also agreed to an Advisory Vote, including Verizon, MBIA, H&R Block, Ingersoll Rand, Blockbuster and Tech Data. TIAA-CREF, the country's largest pension fund, has successfully utilized the Advisory Vote twice.

Influential proxy voting service, RiskMetrics Group, recommends votes in favor, noting: "RiskMetrics encourages companies to allow shareholders to express their opinions of executive compensation practices by establishing an annual referendum process. An advisory vote on executive compensation is another step forward in enhancing board accountability."

The Council of Institutional Investors endorsed advisory votes and a bill to allow annual advisory votes passed the House of Representatives by a 2-to-1 margin. We believe the statesman like approach for company leaders is to adopt an Advisory Vote voluntarily before required by law.

We believe that existing U.S. Securities and Exchange Commission rules and stock exchange listing standards do not provide shareholders with sufficient mechanisms for providing input to boards on senior executive compensation. In contrast, in the United Kingdom, public companies allow shareholders to cast a vote on the "directors' remuneration report," which discloses executive compensation. Such a vote isn't binding, but gives shareholders a clear voice that could help shape senior executive compensation.

We believe that a company that has a clearly explained compensation philosophy and metrics, reasonably links pay to performance, and communicates effectively to investors would find a management sponsored Advisory Vote a helpful tool.

Ms. Patricia A. Daly
*** FISMA & OMB Memorandum M-07-16 ***

Mr. Jeffrey L. Bewkes
President and CEO
Time Warner, Inc.
One Time Warner Center
New York. NY 10019-8016

EXHIBIT C

From: olmsted [mailto:FISMA & OMB Memorandum M-07-16 ***

Sent: Thursday, November 27, 2008 4:12 PM

To: Washington, Paul (TW)

Cc: Silverman, Janet

Subject: Rule 14a-8 Proposal (TWX) ND

Please see the attachment.

Sincerely,

John Chevedden

<<CCE00004.pdf>>

Mark Filiberto
General Partner
Palm Garden Partners LP
1981 Marcus Ave., Suite C114
Lake Success, NY 11042

Mr. Richard D. Parsons
Time Warner Inc. (TWX)
1 Time Warner Center
New York NY 10019
PH: 212 484-8000

Rule 14a-8 Proposal

Dear Mr. Parsons,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden (*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Mark Filiberto (signature) 7 Nov 2008

Mark Filiberto Date

cc: Paul F. Washington <Paul.Washington@TimeWarner.com>
Paul F. Washington
Corporate Secretary
PH: 212-484-6753
FX: 212-484-7174
Janet Silverman <Janet.Silverman@timewarner.com>
Assistant General Counsel
T: 212-484-7961
F: 212-202-4124
F: 212-484-7278

[TWX: Rule 14a-8 Proposal, November 27, 2008]

3 – Reincorporate in a Shareowner-Friendly State

Resolved: That shareowners hereby request that our board of directors initiate the appropriate process to change the Company's jurisdiction of incorporation to North Dakota and to elect that the Company be subject to the North Dakota Publicly Traded Corporations Act.

This proposal requests that the board initiate the process to reincorporate the Company in North Dakota under the new North Dakota Publicly Traded Corporations Act. If Home Depot were subject to the North Dakota act there would be additional benefits:

- There would be a right of proxy access for shareowners who owned 5% of our Company's shares for at least two years.
- Shareowners would be reimbursed for their expenses in proxy contests to the extent they are successful.
- The board of directors could not be classified.
- The ability of the board to adopt a poison pill would be limited.
- Shareowners would vote each year on executive pay practices.

These provisions, together with others in the North Dakota act, would give us as shareowners more rights than are available under any other state corporation law. By reincorporating in North Dakota, our company would instantly have the best governance system available.

The SEC recently refused to change its rules to give shareowners a right of access to management's proxy statement. And the Delaware courts recently invalidated a bylaw requiring reimbursement of proxy expenses. Each of those rights is part of the North Dakota act. As a result, reincorporation in North Dakota is now the best alternative for achieving the rights of proxy access and reimbursement of proxy expenses. And at the same time those rights would become available to us as shareowners in a North Dakota corporation, our Company would also shift to cumulative voting, "say on pay," and other best practices in governance.

Our Company needs to improve its governance. The Corporate Library (TCL) www.thecorporatelibrary.com, an independent investment research firm rated our company "D" in Overall Board Effectiveness and "Very High Concern" in executive pay with $19 million for Jeffrey Bewkes and $18 million for Richard Parsons. Time Warner was featured in the "Pay For Failure" report by Paul Hodgson of The Corporate Library. Hodgson noted that Richard Parsons received $25 million over two years while shareholders experienced a 5-year return of minus-31%. We had no shareholder right to Cumulative Voting, to Act by Written Consent or an independent Board Chairman.

Reincorporation in North Dakota provides a way to switch to a vastly improved system of governance in a single step. And reincorporation in North Dakota does not require a major capital investment or layoffs to improve financial performance.

I urge your support for Reincorporating in a Shareowner-Friendly State.

Notes:

Mark Filiberto, General Partner, Palm Garden Partners LP, 1981 Marcus Ave., Suite C114, Lake Success, NY 11042 sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

From: olmsted [mailto:FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, December 03, 2008 [illegible] PM
To: Washington, Paul (TW)
Cc: Silverman, Janet
Subject: Rule 14a-8 Proposal (TWX) ND

Mr. Washington,
Please see the attachment.
Sincerely,

John Chevedden

Mark Filiberto
General Partner
Palm Garden Partners LP
1981 Marcus Ave., Suite C114
Lake Success, NY 11042

Mr. Richard D. Parsons
Time Warner Inc. (TWX)
1 Time Warner Center
New York NY 10019
PH: 212 484-8000

MODIFIED DEC. 3, 2008

Rule 14a-8 Proposal

Dear Mr. Parsons,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Mark Filiberto — 7 Nov 2008
Mark Filiberto — Date

cc: Paul F. Washington <Paul.Washington@TimeWarner.com>
Paul F. Washington
Corporate Secretary
PH: 212-484-6753
FX: 212-484-7174
Janet Silverman <Janet.Silverman@timewarner.com>
Assistant General Counsel
T: 212-484-7961
F: 212-202-4124
F: 212-484-7278

[TWX: Rule 14a-8 Proposal, November 27, 2008, Modified December 3, 2008]

3 – Reincorporate in a Shareowner-Friendly State

Resolved: That shareowners hereby request that our board of directors initiate the appropriate process to change the Company's jurisdiction of incorporation to North Dakota and to elect that our Company be subject to the North Dakota Publicly Traded Corporations Act.

This proposal requests that our board initiate the process to reincorporate the Company in North Dakota under the new North Dakota Publicly Traded Corporations Act. If our company were subject to the North Dakota act there would be additional benefits:

- There would be a right of proxy access for shareowners who owned 5% of our Company's shares for at least two years.
- Shareowners would be reimbursed for their expenses in proxy contests to the extent they are successful.
- The board of directors could not be classified.
- The ability of the board to adopt a poison pill would be limited.
- Shareowners would vote each year on executive pay practices.

These provisions, together with others in the North Dakota act, would give us as shareowners more rights than are available under any other state corporation law. By reincorporating in North Dakota, our company would instantly have the best governance system available.

The SEC recently refused to change its rules to give shareowners a right of access to management's proxy statement. And the Delaware courts recently invalidated a bylaw requiring reimbursement of proxy expenses. Each of those rights is part of the North Dakota act. As a result, reincorporation in North Dakota is now the best alternative for achieving the rights of proxy access and reimbursement of proxy expenses. And at the same time those rights would become available to us as shareowners in a North Dakota corporation, our Company would also shift to cumulative voting, "say on pay," and other best practices in governance.

Our Company needs to improve its governance. The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company "D" in Overall Board Effectiveness and "Very High Concern" in executive pay with $19 million for Jeffrey Bewkes and $18 million for Richard Parsons. Time Warner was singled out in the "Pay For Failure" report by Paul Hodgson of The Corporate Library. Hodgson noted that Richard Parsons received $25 million over two years while shareholders experienced a 5-year return of minus-31%. We had no shareholder right to Cumulative Voting, to Act by Written Consent or an independent Board Chairman.

Reincorporation in North Dakota provides a way to switch to a vastly improved system of governance in a single step. And reincorporation in North Dakota does not require a major capital investment or layoffs to improve financial performance.

I urge your support for Reincorporating in a Shareowner-Friendly State.

Notes:
Mark Filiberto, General Partner, Palm Garden Partners LP, 1981 Marcus Ave., Suite C114, Lake Success, NY 11042 sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

TimeWarner

VIA OVERNIGHT MAIL
CONFIRMATION OF RECEIPT REQUESTED

VIA EMAIL

December 9, 2008

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Proposal Submitted to Time Warner Inc.

Dear Mr. Chevedden:

A letter from Mr. Mark Filiberto addressed to Richard D. Parsons signed November 7, 2008, received by Time Warner Inc. ("TWI") on November 27, 2008, in which you were designated to act on behalf of Mr. Filiberto in connection with a Rule 14a-8 proposal he has submitted to TWI, has been forwarded to me. An amended letter from Mr. Filiberto was received by TWI on December 3, 2008. A copy of Mr. Filiberto's letter, as amended, is attached. As you are aware, Rule 14a-8 promulgated under the Securities Exchange Act of 1934 governs the requirements for stockholders submitting proposals to a company for inclusion in the company's proxy material for its stockholders' meetings and the situations in which a company is not required to include any such proposal in such proxy material.

Pursuant to Rule 14a-8(b), to be eligible to have a proposal included in the proxy material of TWI, the proponent is required to submit sufficient proof of his or her continuous ownership of at least $2,000 in market value, or 1%, of securities entitled to be voted on the proposal at the meeting for at least one year as of the date the proposal was submitted. To date, we have not received documentary proof of this share ownership. We have reviewed our records of registered stockholders and could not confirm the proponent's ownership.

To remedy this defect, the proponent must submit sufficient proof of his or her ownership of the requisite number of TWI shares. Rule 14a-8(b) provides that sufficient proof may be in the form of (1) a written statement from the "record" holder of the proponent's TWI common stock (usually a broker or bank) verifying that, as of November 27, 2008 (the date the proposal was submitted), the proponent continuously held the requisite number of shares of TWI common stock for at least one year, or (2) if the proponent has filed with the Securities and Exchange Commission a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the proponent's ownership of the requisite number of TWI shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the proponent continuously held the requisite number of TWI shares for the one-year period.

Pursuant to Rule 14a-8(f)(1), this requested documentation must be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this request.

The proxy rules also provide certain substantive criteria pursuant to which a company is permitted to exclude from its proxy materials a stockholder's proposal. This letter addresses only the procedural requirements for submitting a proposal and does not address or waive any of our substantive concerns.

Please address any response to this request and any future correspondence relating to the proposal to my attention. Please note that any correspondence sent to me via fax should be sent to 212-484-7278.

For your reference, I enclose a copy of Rule 14a-8.

Sincerely,

Julie Kim
Counsel

Attachment

cc: Mark Filiberto
Palm Garden Partners LP
1981 Marcus Ave., Suite C114
Lake Success, NY 11042

Mark Filiberto
General Partner
Palm Garden Partners LP
1981 Marcus Ave., Suite C114
Lake Success, NY 11042

Mr. Richard D. Parsons
Time Warner Inc. (TWX)
1 Time Warner Center
New York NY 10019
PH: 212 484-8000

MODIFIED DEC. 3, 2008

Rule 14a-8 Proposal

Dear Mr. Parsons,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Mark Filiberto (signature) 7 Nov 2008

Mark Filiberto Date

cc: Paul F. Washington <Paul.Washington@TimeWarner.com>
Paul F. Washington
Corporate Secretary
PH: 212-484-6753
FX: 212-484-7174
Janet Silverman <Janet.Silverman@timewarner.com>
Assistant General Counsel
T: 212-484-7961
F: 212-202-4124
F: 212-484-7278

[TWX: Rule 14a-8 Proposal, November 27, 2008, Modified December 3, 2008]

3 – Reincorporate in a Shareowner-Friendly State

Resolved: That shareowners hereby request that our board of directors initiate the appropriate process to change the Company's jurisdiction of incorporation to North Dakota and to elect that our Company be subject to the North Dakota Publicly Traded Corporations Act.

This proposal requests that our board initiate the process to reincorporate the Company in North Dakota under the new North Dakota Publicly Traded Corporations Act. If our company were subject to the North Dakota act there would be additional benefits:

- There would be a right of proxy access for shareowners who owned 5% of our Company's shares for at least two years.
- Shareowners would be reimbursed for their expenses in proxy contests to the extent they are successful.
- The board of directors could not be classified.
- The ability of the board to adopt a poison pill would be limited.
- Shareowners would vote each year on executive pay practices.

These provisions, together with others in the North Dakota act, would give us as shareowners more rights than are available under any other state corporation law. By reincorporating in North Dakota, our company would instantly have the best governance system available.

The SEC recently refused to change its rules to give shareowners a right of access to management's proxy statement. And the Delaware courts recently invalidated a bylaw requiring reimbursement of proxy expenses. Each of those rights is part of the North Dakota act. As a result, reincorporation in North Dakota is now the best alternative for achieving the rights of proxy access and reimbursement of proxy expenses. And at the same time those rights would become available to us as shareowners in a North Dakota corporation, our Company would also shift to cumulative voting, "say on pay," and other best practices in governance.

Our Company needs to improve its governance. The Corporate Library www.thecorporatelibrary.com, an independent investment research firm rated our company "D" in Overall Board Effectiveness and "Very High Concern" in executive pay with $19 million for Jeffrey Bewkes and $18 million for Richard Parsons. Time Warner was singled out in the "Pay For Failure" report by Paul Hodgson of The Corporate Library. Hodgson noted that Richard Parsons received $25 million over two years while shareholders experienced a 5-year return of minus-31%. We had no shareholder right to Cumulative Voting, to Act by Written Consent or an independent Board Chairman.

Reincorporation in North Dakota provides a way to switch to a vastly improved system of governance in a single step. And reincorporation in North Dakota does not require a major capital investment or layoffs to improve financial performance.

I urge your support for Reincorporating in a Shareowner-Friendly State.

Notes:

Mark Filiberto, General Partner, Palm Garden Partners LP, 1981 Marcus Ave., Suite C114, Lake Success, NY 11042 sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

         A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

         B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

         C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and sends its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and sends its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body; or a procedure for such nomination or election:

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

    2. The company must file six paper copies of the following:

        i. The proposal;

        ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

    i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

    ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

From: olmsted [mailto:FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, December 09, 2008 4:01 PM
To: Kim, Julie
Subject: Rule 14a-8 Broker Letter (TWX) ND, Palm Garden Partners LP Proposal

Dear Ms. Kim, Attached is the broker letter requested. Please advise within one business day whether there is any further rule 14a-8 broker letter requirement.
Sincerely,

John Chevedden

NATIONAL FINANCIAL
Services LLC

200 Liberty Street
One World Financial Center
New York, NY 10281

November 7, 2008

TIME WARNER INC.
1 TIME WARNER CENTER, 15TH FL
NEW YORK, NY 10019

To Whom It May Concern:

This letter certifies that PALM GARDEN PARTNERS LP. is currently the beneficial owner of the Time Warner Inc. Securities, and has held the position with National Financial Services, LLC since May 2005

Client has continuously held not less than 400 shares.
The current holding is 800 shares

Sincerely,

Lewis Trezza, Manager
Proxy Department

Post-it® Fax Note 7671	Date 12-9-08	# of pages ▶
To Julie Kim	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 212-484-7278	Fax #	

GIBSON, DUNN & CRUTCHER LLP

EXHIBIT D

TimeWarner

VIA OVERNIGHT MAIL
CONFIRMATION OF RECEIPT REQUESTED

December 4, 2008

Sr. Valerie Heinonen, o.s.u.
Mercy Investment Program
205 Avenue C, #10E
New York, NY 10019-8016

Re: Proposal Submitted to Time Warner Inc.

Dear Sr. Heinonen:

A letter from Sr. Lillian Anne Healy, CCVI on behalf of the Congregation of the Sisters of Charity of the Incarnate Word, Houston, Texas addressed to Jeffrey L. Bewkes dated December 1, 2008, received by Time Warner Inc. ("TWI") on December 2, 2008, in connection with a Rule 14a-8 proposal the Congregation of the Sisters of Charity of the Incarnate Word, Houston, Texas has submitted to TWI, has been forwarded to me. A copy of the letter is attached. The letter indicates that you will serve as the primary contact for the shareholder group. As you are aware, Rule 14a-8 promulgated under the Securities Exchange Act of 1934 governs the requirements for stockholders submitting proposals to a company for inclusion in the company's proxy material for its stockholders' meetings and the situations in which a company is not required to include any such proposal in such proxy material.

Pursuant to Rule 14a-8(b), to be eligible to have a proposal included in the proxy material of TWI, the proponent is required to submit sufficient proof of its continuous ownership of at least $2,000 in market value, or 1%, of securities entitled to be voted on the proposal at the meeting for at least one year as of the date the proposal was submitted. To date, we have not received documentary proof of this share ownership. We have reviewed our records of registered stockholders and could not confirm the proponent's ownership.

To remedy this defect, the proponent must submit sufficient proof of its ownership of the requisite number of TWI shares. Under Rule 14a-8(b), the amount of such shares for which the proponent provides sufficient proof of ownership, together with any shares owned by any co-filers who provide sufficient proof of ownership, must have a market value of $2,000, or 1%, of TWI's shares entitled to vote on the proposal. Rule 14a-8(b) provides that sufficient proof may be in the form of (1) a written statement from the "record" holder of the proponent's TWI common stock (usually a broker or bank) verifying that, as of December 1, 2008 (the date the proposal was submitted), the proponent continuously held the requisite number of shares of TWI common stock for at least one year, or (2) if the proponent has filed with the Securities and

Exchange Commission a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the proponent's ownership of the requisite number of TWI shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the proponent continuously held the requisite number of TWI shares for the one-year period.

Pursuant to Rule 14a-8(f)(1), this requested documentation must be postmarked or transmitted electronically to TWI no later than 14 calendar days from the date you receive this request.

The proxy rules also provide certain substantive criteria pursuant to which a company is permitted to exclude from its proxy materials a stockholder's proposal. This letter addresses only the procedural requirements for submitting a proposal and does not address or waive any of our substantive concerns.

Please address any response to this request and any future correspondence relating to the proposal to my attention. Please note that any correspondence sent to me via fax should be sent to 212-484-7278.

For your reference, I enclose a copy of Rule 14a-8.

Sincerely,

Julie Kim
Counsel

Attachment

cc: Sr. Lillian Anne Healy, CCVI
Congregation of the Sisters of Charity of the Incarnate Word
P.O. Box 230969
6510 Lawndale
Houston, TX 77223-0969

105290v1

CONGREGATION
of the
SISTERS of CHARITY of the INCARNATE WORD
P.O. BOX 230969 • 6510 LAWNDALE • HOUSTON, TEXAS 77223-0969
(713) 928-6053 • (713) 921-2949 FAX

December 1, 2008

Jeffrey L. Bewkes, President & CEO
Time Warner, Inc.
One Time Warner Center
New York, NY 10019-8016

Dear Mr. Bewkes,

As Director of Corporate Social Responsibility for the Congregation of the Sisters of Charity of the Incarnate Word, Houston, Texas. I am hereby authorized to notify you of our intention to submit the shareholder proposal Executive Compensation Advisory Vote in coordination with Valerie Heinonen, o.s.u., of Mercy Investment Program who shall serve as the primary contact for the shareholder group. We hereby support its inclusion in the proxy statement in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The Congregation of the Sisters of Charity of the Incarnate Word, Houston, Texas is the beneficial owner of $2,000 worth of Time Warner, Incorporated stock. Verification of beneficial ownership will be forwarded under separate cover. We have held stock for over one year and plan to continue to hold shares through the 2009 shareholder meeting.

Sincerely,

Sister Lillian Anne Healy, CCVI
Director of Corporate Social Responsibility

Enclosure (1)

JC

Cc:

Sr. Valerie Heinonen, o.s.u.
Mercy Investment Program
205 Avenue C, #10E
New York, NY 10019-8016

Julie Wokaty, Program Director
ICCR
475 Riverside Drive, Suite 1842
New York, NY 10115-0050

EXECUTIVE COMPENSATION ADVISORY VOTE

Time Warner -09

RESOLVED, that shareholders of Time Warner, Inc. request the Board of Directors to adopt a policy that provides shareholders the opportunity at each annual shareholder meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

SUPPORTING STATEMENT

Investors are increasingly concerned about mushrooming executive compensation especially when insufficiently linked to performance. In 2008, shareholders filed close to 100 "Say on Pay" resolutions. Votes on these resolutions have averaged 43% in favor, with ten votes over 50%, demonstrating strong shareholder support for this reform.

An Advisory Vote establishes an annual referendum process for shareholders about senior executive compensation. We believe the results of this vote would provide the board and management useful information about shareholder views on the company's senior executive compensation.

In its 2008 proxy, Aflac submitted an Advisory Vote resulting in a 93% vote in favor, indicating strong investor support for good disclosure and a reasonable compensation package. Daniel Amos, Chair and CEO, said, "An advisory vote on our compensation report is a helpful avenue for our shareholders to provide feedback on our pay-for-performance compensation philosophy and pay package."

To date ten other companies have also agreed to an Advisory Vote, including Verizon, MBIA, H&R Block, Ingersoll Rand, Blockbuster and Tech Data. TIAA-CREF, the country's largest pension fund, has successfully utilized the Advisory Vote twice.

Influential proxy voting service, RiskMetrics Group, recommends votes in favor, noting: "RiskMetrics encourages companies to allow shareholders to express their opinions of executive compensation practices by establishing an annual referendum process. An advisory vote on executive compensation is another step forward in enhancing board accountability."

The Council of Institutional Investors endorsed advisory votes and a bill to allow annual advisory votes passed the House of Representatives by a 2-to-1 margin. We believe the statesman like approach for company leaders is to adopt an Advisory Vote voluntarily before required by law.

We believe that existing U.S. Securities and Exchange Commission rules and stock exchange listing standards do not provide shareholders with sufficient mechanisms for providing input to boards on senior executive compensation. In contrast, in the United Kingdom, public companies allow shareholders to cast a vote on the "directors' remuneration report," which discloses executive compensation. Such a vote isn't binding, but gives shareholders a clear voice that could help shape senior executive compensation.

We believe that a company that has a clearly explained compensation philosophy and metrics, reasonably links pay to performance, and communicates effectively to investors would find a management sponsored Advisory Vote a helpful tool.

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

         A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

         B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

         C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and sends its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and sends its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

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2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

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3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body; or a procedure for such nomination or election:

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

    2. The company must file six paper copies of the following:

        i. The proposal;

        ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

EXHIBIT F

CITI
111 Wall Street
New York, NY 10005

citi

December 1, 2008

Mr. Jeffrey L. Bewkes
President & CEO
Time Warner, Incorporated
One Time Warner Center
New York, NY 10019-8016

Dear Mr. Bewkes:

It has been requested by the Congregation of the Sisters of Charity of the Incarnate Word that we verify proof of ownership of Time Warner Incorporated stock.

Citibank N. A., as Custodian for the Congregation of the Sisters of Charity of the Incarnate Word, hereby verifies that the Congregation of the Sisters of Charity of the Incarnate Word has been a continuous owner of Time Warner Incorporated common stock with market value of at least $2,000.00 for the period December 2, 2007 through June 30, 2008, at which time custodianship of the assets of the Congregation of the Sisters of Charity of the Incarnate Word were transferred from Citibank, N. A. to Bank of New York Mellon.

Sincerely,

CITIBANK, N. A., AS CUSTODIAN FOR THE
CONGREGATION OF THE SISTERS OF CHARITY
OF THE INCARNATE WORD

Michael R. Crawford, CEBS, MBA
Vice President
Global Transaction Services

Memo

BNY MELLON
ASSET SERVICING

December 1, 2008

Ed Kozar
Officer

TO: Jeffrey L. Bewkes
CO: Time Warner
TEL: 212-484-8000
FAX:
PGS:

Dear Mr. Helfer:

Bank of New York Mellon as custodian for the Congregation of the Sisters of Charity of the Incarnate Word, hereby verifies that the Congregation was a continuous owner of Time Warner Inc common stock with market value of at least $2000.00 for the period July 1, 2008 through December 1, 2008.

Ed Kozar
Officer
BNY Mellon Asset Servicing

Optional Info Line
1633 Broadway, 13th Floor, New York, NY 10019
Tel 212 635 1005 Fax 212 495 1398 jsmith@bnymellon.com

EXHIBIT G

STATE STREET.

Wealth Manager Services
Post Office Box 300
Boston, MA 02116-5021

11/17/08

Dear Sir or Madam:

The Community of the Sisters of St. Dominic of Caldwell, NJ is a beneficial owner of 100 shares of Time Warner Inc. These shares have been consistently held for more than one year. We have been directed by the shareowners to place a hold on this stock at least until after the next annual meeting.

Sincerely,

Tadhg O'Donnell

EXHIBIT H

TimeWarner

VIA OVERNIGHT MAIL
CONFIRMATION OF RECEIPT REQUESTED

December 4, 2008

Sr. Valerie Heinonen, o.s.u.
Mercy Investment Program
205 Avenue C, #10E
New York, NY 10019-8016

Re: Proposal Submitted to Time Warner Inc.

Dear Sr. Heinonen:

A letter from Sr. Patricia A. Daly, OP on behalf of the Community of the Sisters of St. Dominic of Caldwell, New Jersey addressed to Jeffrey L. Bewkes dated December 1, 2008, received by Time Warner Inc. ("TWI") on December 2, 2008, in connection with a Rule 14a-8 proposal the Community of the Sisters of St. Dominic of Caldwell, New Jersey has submitted to TWI, has been forwarded to me. A copy of the letter is attached. The letter indicates that you will serve as the primary contact for concerns relating to the proposal. As you are aware, Rule 14a-8 promulgated under the Securities Exchange Act of 1934 governs the requirements for stockholders submitting proposals to a company for inclusion in the company's proxy material for its stockholders' meetings and the situations in which a company is not required to include any such proposal in such proxy material.

Pursuant to Rule 14a-8(b), to be eligible to have a proposal included in the proxy material of TWI, the proponent is required to submit sufficient proof of its continuous ownership of at least $2,000 in market value, or 1%, of securities entitled to be voted on the proposal at the meeting for at least one year as of the date the proposal was submitted. We have reviewed our records of registered stockholders and could not confirm the proponent's ownership. In addition, the proof of ownership submitted on the proponent's behalf does not satisfy Rule 14a-8's ownership requirements as of the date that the proposal was submitted. Specifically, the letter from State Street attempting to verify the proponent's ownership of TWI shares does not establish that the proponent continuously owned the requisite number of shares for a period of one year as of the date that the proposal was submitted, because the proposal was submitted on December 1, 2008, and the proof of ownership that TWI received from State Street indicates that the proponent has held its TWI shares for at least one year as of November 17, 2008, the date of the letter from State Street.

Moreover, the letter from State Street indicates that the proponent is the beneficial owner of 100 shares of TWI. The calculation of the ownership requirement is set forth in the SEC's

Staff Legal Bulletin No. 14 (July 13, 2001) (http://www.sec.gov/interps/legal/cfslb14.htm). Pursuant to that Bulletin, the value of shares for purposes of Rule 14a-8(b) is determined by multiplying the number of shares continuously held for the year prior to submission by the highest selling price on the New York Stock Exchange of TWI stock during the 60 calendar days before submission of the proposal. This calculation results in an amount below the $2,000, or 1%, requirement.

To remedy this defect, the proponent must submit sufficient proof of its ownership of the requisite number of TWI shares. Under Rule 14a-8(b), the amount of such shares for which the proponent provides sufficient proof of ownership, together with any shares owned by any co-filers who provide sufficient proof of ownership, must have a market value of $2,000, or 1%, of TWI's shares entitled to vote on the proposal. Rule 14a-8(b) provides that sufficient proof may be in the form of (1) a written statement from the "record" holder of the proponent's TWI common stock (usually a broker or bank) verifying that, as of December 1, 2008 (the date the proposal was submitted), the proponent continuously held the requisite number of shares of TWI common stock for at least one year, or (2) if the proponent has filed with the Securities and Exchange Commission a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the proponent's ownership of the requisite number of TWI shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the proponent continuously held the requisite number of TWI shares for the one-year period.

Pursuant to Rule 14a-8(f)(1), this requested documentation must be postmarked or transmitted electronically to TWI no later than 14 calendar days from the date you receive this request.

The proxy rules also provide certain substantive criteria pursuant to which a company is permitted to exclude from its proxy materials a stockholder's proposal. This letter addresses only the procedural requirements for submitting a proposal and does not address or waive any of our substantive concerns.

Please address any response to this request and any future correspondence relating to the proposal to my attention. Please note that any correspondence sent to me via fax should be sent to 212-484-7278.

For your reference, I enclose a copy of Rule 14a-8.

Sincerely,

Julie Kim

Julie Kim
Counsel

Attachment

cc: Sr. Patricia A. Daly, OP
The Community of the Sisters of St. Dominic of Caldwell, NJ
40 South Fullerton Ave.
Montclair, NJ 07042

Sisters of St. Dominic of Caldwell New Jersey

Office of Corporate Responsibility
40 South Fullerton Ave.
Montclair NJ 07042

973 509-8800 voice
973 509-8808 fax
tricri@mindspring.com

December 1, 2008

Mr. Jeffrey L. Bewkes
President and CEO
Time Warner, Inc.
One Time Warner Center
New York, NY 10019-8016

Dear Mr. Bewkes:

The Community of the Sisters of St. Dominic of Caldwell, NJ is the beneficial owner of one hundred (100) shares of Time Warner, which we intend to hold at least until after the next annual meeting. Verification of ownership is attached.

I am hereby authorized to notify you of our intention to file the attached proposal asking our Company to adopt an advisory vote ratifying compensation for executive officers for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with rule 14-a-8 of the general rules and regulations of The Securities and Exchange Act of 1934.

Sister Valerie Heinonen OSU will serve as the primary contact for these concerns.

Sincerely,

Patricia A. Daly, OP
Corporate Responsibility Representative

EXECUTIVE COMPENSATION ADVISORY VOTE
Time Warner - 09

RESOLVED, that shareholders of Time Warner, Inc. request the Board of Directors to adopt a policy that provides shareholders the opportunity at each annual shareholder meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

SUPPORTING STATEMENT

Investors are increasingly concerned about mushrooming executive compensation especially when insufficiently linked to performance. In 2008, shareholders filed close to 100 "Say on Pay" resolutions. Votes on these resolutions have averaged 43% in favor, with ten votes over 50%, demonstrating strong shareholder support for this reform.

An Advisory Vote establishes an annual referendum process for shareholders about senior executive compensation. We believe the results of this vote would provide the board and management useful information about shareholder views on the company's senior executive compensation.

In its 2008 proxy, Aflac submitted an Advisory Vote resulting in a 93% vote in favor, indicating strong investor support for good disclosure and a reasonable compensation package. Daniel Amos, Chair and CEO, said, "An advisory vote on our compensation report is a helpful avenue for our shareholders to provide feedback on our pay-for-performance compensation philosophy and pay package."

To date ten other companies have also agreed to an Advisory Vote, including Verizon, MBIA, H&R Block, Ingersoll Rand, Blockbuster and Tech Data. TIAA-CREF, the country's largest pension fund, has successfully utilized the Advisory Vote twice.

Influential proxy voting service, RiskMetrics Group, recommends votes in favor, noting: "RiskMetrics encourages companies to allow shareholders to express their opinions of executive compensation practices by establishing an annual referendum process. An advisory vote on executive compensation is another step forward in enhancing board accountability."

The Council of Institutional Investors endorsed advisory votes and a bill to allow annual advisory votes passed the House of Representatives by a 2-to-1 margin. We believe the statesman like approach for company leaders is to adopt an Advisory Vote voluntarily before required by law.

We believe that existing U.S. Securities and Exchange Commission rules and stock exchange listing standards do not provide shareholders with sufficient mechanisms for providing input to boards on senior executive compensation. In contrast, in the United Kingdom, public companies allow shareholders to cast a vote on the "directors' remuneration report," which discloses executive compensation. Such a vote isn't binding, but gives shareholders a clear voice that could help shape senior executive compensation.

We believe that a company that has a clearly explained compensation philosophy and metrics, reasonably links pay to performance, and communicates effectively to investors would find a management sponsored Advisory Vote a helpful tool.

Wealth Manager Services
Post Office Box 300
Boston, MA 02116-5021

11/17/08

Dear Sir or Madam:

The Community of the Sisters of St. Dominic of Caldwell, NJ is a beneficial owner of 100 shares of Time Warner Inc. These shares have been consistently held for more than one year. We have been directed by the shareowners to place a hold on this stock at least until after the next annual meeting.

Sincerely,

Tadhg O'Donnell

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

         A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

         B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

         C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

   1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

   2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and sends its proxy materials.

   3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and sends its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

   1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

   2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

   1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

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2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

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3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body; or a procedure for such nomination or election:

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

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10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

    i. The proposal;

    ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

GIBSON, DUNN & CRUTCHER LLP

EXHIBIT J

Chris Robinson
Trust Officer
The Northern Trust
50 South LaSalle Street, B-8
Chicago, Illinois 60675

Northern Trust

December 8, 2008

Julie Kim, Counsel
Time Warner, Inc.
One Time Warner Center
New York, NY 10019-8016

Dear Ms. Kim,

This letter will certify that as of December 01, 2008, Northern Trust Corporation, as custodian, held for the beneficial interest of the Mercy Investment Program, 200 shares of Time Warner common Stock. The shares are held in the name of the Howe & Co.

Further, please note that Northern Trust Corporation has continuously held Time Warner stock on behalf of the Mercy Investment Program for the 12 months proceeding December 01, 2008.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 444-5538.

Sincerely,

Chris Robinson
Trust Officer
Account Manager

cc. SValerie Heinonen, o.s.u.

GIBSON, DUNN & CRUTCHER LLP

EXHIBIT K

STATE STREET.

801 Pennsylvania
Kansas City, MO 64105
Telephone: (816) 871-4100

December 1, 2008

Julie Kim, Counsel
Time Warner, Inc.
One Time Warner Center
New York, NY 10019-8016

Re: Charitable Trust of the Sisters of Mercy Regional Community of Detroit, Beneficial ownership of Time Warner Inc.

Dear Ms. Kim:

This letter will certify that as of December 1, 2008 State Street Bank and Trust Company, as Custodian, held for the beneficial interest of the Charitable Trust of the Sisters of Mercy Regional Community of Detroit 5,690 shares of Time Warner Inc. common stock. The shares are held in the name of C.E.D. and Co.

Further, please note that the State Street Bank and Trust Company has continuously held at least $17,140 in market value of Time Warner Inc. common stock on behalf of the Charitable Trust of the Sisters of Mercy Regional community of Detroit since July 31, 2003.

If you have any questions concerning this matter, please do not hesitate to contact me at 816.871.7223.

Sincerely,

Richard M. Davis
Assistant Vice President

cc: Sr. Valerie Heinonen

GIBSON, DUNN & CRUTCHER LLP

EXHIBIT L

One Corporate Center
Rye, NY 10580-1435
Tel. (914) 921-5237
Fax (914) 921-5060
www.gabelli.com
cdesmarais@gabelli.com

GAMCO Asset Management Company

December 1, 2008

Ms. Julie Kim
Counsel
Time Warner, Inc.
One Time Warner Center
New York, NY 10019-8016

Dear Ms. Kim:

This letter will certify that as of December 1, 2008 the Ursuline Sisters of Tildonk are the beneficial owners of 3,000 shares of Time Warner stock. The shares are held in the name of GAMCO Asset Management Inc. at First Clearing, LLC.

Further, please note that the Ursuline Sisters of Tildonk have held at least $2,000 in market value of Time Warner since February 6, 2003.

Thank you.

Sincerely,

Christopher Desmarais
Senior Vice President